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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.          )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13 e-4 (h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-l (c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2 (d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Brascan Financial Corporation

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Brascan Corporation

(Name of Person(s) Furnishing Form)

Floating Rate Class I Preferred Shares Series A, Class II Preferred Shares Series Three

(Title of Class of Subject Securities)

Floating Rate Class I Preferred Shares Series A (ISIN CA10549R2063) Class II Preferred Shares Series Three (ISIN CA10549R4044)

(CUSIP Number of Class of Securities (if applicable))

Andrew J. Beck, 237 Park Avenue, New York, NY 10017 (212) 880-6010

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Circular mailed December 8, 2004

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (10-03)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form CB

A.	Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-l(c) and 14e-2(d) under the Securities Exchange Act of 1934 (“Exchange Act”), and Rules 801 and 802 under the Securities Act of 1933 (“Securities Act”).

Instructions

1.	For the purposes of this Form, the term “subject company” means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2.	For the purposes of this Form, the term “tender offer” includes both cash and securities tender offers.

B.	The information and documents furnished on this Form are not deemed “filed” with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. Instructions for Submitting Form

A. (1)	If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(l)(vi) (17 CFR 232.101(a)(l)(vi)) requires the submission of the Form CB in electronic format via the Commission’s Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2)	If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3)	A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4)	If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item l.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B.	When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11 (d) (17 CFR 240.12b-11 (d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

2

C.	You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company’s home jurisdiction.

D.	If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. Special Instructions for Complying with Form CB

     Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

     Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company’s home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b)	Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

     You may need to include legends on the outside cover page of any offering document(s) used in the transaction. See Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

     The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

3

(1)	Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2)	Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.31l(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3)	If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2)	Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1)	Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Alan V. Dean

(Signature)

Alan V. Dean, Vice President and Secretary

(Name and Title)

December 9, 2004

(Date)

4

NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

Concerning a special meeting to approve

the proposed amalgamation of

BRASCAN FINANCIAL CORPORATION

- and -

TRILON HOLDINGS INC.

both being subsidiaries of

BRASCAN CORPORATION

December 6, 2004

These materials require your immediate attention. They require shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisors.

(This page has been left blank intentionally.)

December 6, 2004

To the Preferred Shareholders of Brascan Financial Corporation:

On behalf of the Board of Directors of Brascan Financial Corporation (the “Corporation”), I would like to invite you to a Special Meeting of the Corporation’s preferred shareholders to be held on Thursday, December 30, 2004 at 11:00 a.m., in the Boardroom, at Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario.

The purpose of the meeting is to consider and vote upon a special resolution approving an amalgamation (the “Amalgamation”) between the Corporation and Trilon Holdings Inc. (“Trilon”), resulting in the formation of a new corporation (“Amalco”). Both the Corporation and Trilon are subsidiaries of Brascan Corporation (“Brascan”). Following the Amalgamation, Amalco will combine with Brascan, with the effect that Brascan will acquire all of the assets and assume all of the liabilities of Amalco. As a result of the Amalgamation, the existing Classes I and II preferred shares of the Corporation that are currently outstanding will be exchanged for Class A preferred shares of Brascan with terms and conditions which are the same, in all material respects, as the preferred shares of the Corporation, and the existing indebtedness of the Corporation will become obligations of Brascan.

The Corporation was privatized in 2002 when Brascan increased its common share ownership from 70% to 100%. However the Corporation has existed since that time as a reporting issuer with publicly traded preferred shares and debt. The Amalgamation and subsequent combination with Brascan will reduce administrative costs and simplify operations for the Brascan group. Furthermore, as a result of the exchange of Class A preferred shares of Brascan for the preferred shares of the Corporation, the holders of the Corporation’s preferred shares will benefit from Brascan’s higher preferred share credit ratings.

Attached is the Notice of Special Meeting of Shareholders and the Management Information Circular for the Special Meeting of Shareholders that contain important information relating to the Amalgamation. All preferred shareholders of the Corporation are urged to read this information carefully. If you are in doubt as how to deal with the matters described in these materials, you should consult your professional advisors.

The Board of Directors of the Corporation has determined that the Amalgamation is in the best interests of the Corporation and has unanimously recommended that all preferred shareholders vote in favour of the special resolution approving the Amalgamation.

You are invited to attend the special meeting. However, if you are unable to attend, we would appreciate your signing and returning the accompanying form of proxy so that your vote is recorded. In the meantime, if you have any questions, please contact Linda Northwood, Director of Investor Relations at 416-363-0061.

Sincerely,

George E. Myhal

President and Chief Executive Officer
Brascan Financial Corporation

(This page has been left blank intentionally.)

BRASCAN FINANCIAL CORPORATION

BCE Place, 181 Bay Street, Suite 300
Toronto, Ontario
M5J 2T3

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

               NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of preferred shareholders of BRASCAN FINANCIAL CORPORATION (the “Corporation”) will be held at 11:00 a.m. on Thursday, December 30, 2004, in the Boardroom, at Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario for the following purposes:

1.	To consider and, if deemed advisable, to approve, with or without amendment, a special resolution (the “Special Resolution”) approving the amalgamation (the “Amalgamation”) of the Corporation and Trilon Holdings Inc., both being subsidiaries of Brascan Corporation (“Brascan”), to form an amalgamated corporation (“Amalco”), on the terms and conditions provided for in an amalgamation agreement (the “Amalgamation Agreement”) included as Appendix 2 to the management information circular (the “Circular”) accompanying this notice of meeting.

2.	To transact such other business, including any amendments and variations to the foregoing, as may properly come before the Meeting or any adjournment thereof.

               A copy of the text of the Special Resolution and a copy of the form of Amalgamation Agreement are attached as Appendices 1 and 2, respectively, to the Circular. The Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated in and forms part of this notice of meeting.

               A shareholder of the Corporation who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, sign and date the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and the Circular. In order to be effective, a proxy must be mailed so as to reach or be deposited with CIBC Mellon Trust Company not later than 11:00 a.m. on Friday, December 24, 2004 or if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the meeting or any adjournment thereof at which a proxy is to be used.

               Under section 185 of the Business Corporations Act (Ontario) (the “Act”), a registered shareholder may dissent in respect of the Special Resolution approving the Amalgamation as described in the accompanying Circular. If the Amalgamation is completed, dissenting shareholders who comply with the procedures set forth in the Act will be entitled to be paid the fair value of their shares. This right is summarized in Appendix 3 to the Circular and section 185 of the Act is set forth in Appendix 4 to the Circular. Failure to comply strictly with the requirements set forth in section 185 of the Act may result in the loss of any right to dissent.

               DATED at Toronto, Ontario, on December 6, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)
Trevor D. Kerr
Vice-President and Secretary

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
SUMMARY	4
THE MEETING AND GENERAL PROXY INFORMATION	8
Date, Time and Place of Meeting	8
Record Date	8
Purpose of Meeting	8
Appointment of Proxies	8
Non-Registered Holders	8
Revocation	9
Voting of Shares Represented by Management Proxies	10
Voting Shares and Principal Holders Thereof	10
SPECIAL BUSINESS	11
INFORMATION REGARDING THE AMALGAMATION	11
The Corporation	11
Reasons for the Amalgamation	12
Terms of the Amalgamation	12
Transaction Consideration	13
Preferred Share Ratings	13
Recommendation of the Board	14
Certain Canadian Federal Income Tax Considerations	14
Shareholder Approvals Required	16
Right to Dissent	16
Filing of Articles of Amalgamation	16
Expenses of the Amalgamation	17
INFORMATION CONCERNING BRASCAN	17
Brascan Corporation	17
Recent Developments	17
Material Changes in Capitalization	17
Brascan Capital Structure	17
Principal Shareholder of Brascan	18
Auditors, Transfer Agent and Registrar	18
Earnings Coverage Ratios	19
DETAILS OF THE BRASCAN CLASS A PREFERENCE SHARES TO BE ISSUED UPON THE AMALGAMATION	19
Brascan Class A Preference Shares as a Class	19
Certain Provisions of the Brascan Class A Preference Shares, Series 13	20
Certain Provisions of the Brascan Class A Preference Shares, Series 14	21
Certain Provisions of the Brascan Class A Preference Shares, Series 15	23
Certain Provisions of the Brascan Class A Preference Shares, Series 16	24
BRASCAN DOCUMENTS INCORPORATED BY REFERENCE	26
INFORMATION CONCERNING TRILON	27
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	27
PRICE RANGE AND TRADING VOLUMES FOR THE PREFERRED SHARES	27
Class I Series A Shares	27
Class II Series Two Shares	28
Class II Series Three Shares	28
EFFECT OF THE AMALGAMATION ON MARKETS AND LISTINGS	28
INFORMATION REGARDING EXECUTIVE COMPENSATION	29
Compensation of Named Executive Officers	29
Share Options	29
Restricted Share Unit Plan	30
Pension and Retirement Benefits	31
Report on Executive Compensation	32
Indebtedness to the Corporation	34
Compensation of Directors	35
Directors’ and Officers’ Liability Insurance	35
CORPORATE GOVERNANCE PRACTICES	36
Statement of Corporate Governance Practices	36
Board of Directors	36
Committees of the Board	37
Management	38
Communication and Disclosure Policies	39
Code of Business Conduct	39
AUDITORS, TRANSFER AGENT AND REGISTRAR	39
LEGAL MATTERS	40
Counsel	40
Eligibility for Investment	40
ADDITIONAL INFORMATION REGARDING THE CORPORATION — DOCUMENTS INCORPORATED BY REFERENCE	40
AVAILABILITY OF PUBLIC DISCLOSURE DOCUMENTS	40
APPROVAL AND CERTIFICATE	41
CONSENTS	42

LIST OF APPENDICES

APPENDIX 1
Special Resolution
APPENDIX 2
Amalgamation Agreement
APPENDIX 3
Summary of Procedure to Exercise Dissent Right
APPENDIX 4
Section 185 of the Business Corporations Act (Ontario)

-i-

BRASCAN FINANCIAL CORPORATION

MANAGEMENT INFORMATION CIRCULAR FOR

SPECIAL MEETING OF PREFERRED SHAREHOLDERS

GLOSSARY OF TERMS

               The following is a glossary of terms used frequently throughout this management information circular and the summary thereof.

“Act” — The Business Corporations Act (Ontario) R.S.O. 1990, c. B.16, as amended.

“affiliate” — An affiliate within the meaning of section 1(4) of the Act.

“Amalco” — The corporation continuing as a result of the Amalgamation.

“Amalco Common Shares” — The common shares of Amalco to be issued on the Amalgamation.

“Amalgamation” — The amalgamation of the Corporation and Trilon pursuant to the Amalgamation Agreement.

“Amalgamation Agreement” — The amalgamation agreement between the Corporation, Trilon and Brascan providing for the Amalgamation, substantially in the form set forth in Appendix 2 to this Circular.

“associate” — An associate within the meaning of section 1(1) of the Act.

“Board of Directors” or “Board” — The board of directors of the Corporation.

“Brascan” — Brascan Corporation.

“Brascan Class A Limited Voting Shares” — The class A limited voting shares of Brascan.

“Brascan Class A Preference Shares” — The cumulative class A preference shares of Brascan.

“Business Day” — Any day, except for a Saturday or Sunday, which is not a statutory or civic holiday in Toronto, Ontario.

“CDS” — The Canadian Depository for Securities.

“Circular” — This management information circular of the Corporation.

“Class A Shares” — The class A shares of the Corporation.

“Class B Non-Voting Shares” — The class B non-voting shares of the Corporation.

“Combination” — The combination of Amalco and Brascan pursuant to a vertical short form amalgamation or voluntary dissolution of Amalco.

“Common Shareholders” — The holders of Common Shares.

“Common Shares” — The Class A Shares and the Class B Non-Voting Shares.

“Corporation” — Brascan Financial Corporation.

“Dissenting Shareholder” — A registered shareholder who, in connection with the Special Resolution, has exercised the right to dissent pursuant to section 185 of the Act in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of the shares held by that shareholder.

“Diversified Canadian” — Collectively, Diversified Canadian Financial Corp. and Diversified Canadian Financial II Corp.

“Effective Date” — The date shown on the certificate of amalgamation to be issued in respect of the Amalgamation, which date is anticipated to be on or about December 30, 2004.

“Management” — The management of the Corporation.

“Meeting” — The special meeting of Preferred Shareholders to be held on Thursday, December 30, 2004, at 11:00 a.m. to consider, among other things, the approval of the Special Resolution, and any adjournments thereof.

“Meeting Materials” — The Notice, Circular and form of proxy.

“Notice” — The notice of the Meeting accompanying this Circular.

“OSC” — Ontario Securities Commission.

“Preferred Share Consideration” — The Brascan Class A Preference Shares to be issued to Preferred Shareholders (other than Dissenting Shareholders and Trilon) on the Amalgamation.

“Preferred Shareholders” — The holders of Preferred Shares.

“Preferred Shares” — The preferred shares of the Corporation, consisting of the Floating Rate Class I Preferred Shares Series A (the “Class I Series A Shares”), Floating Rate Class II Preferred Shares Series Two (“Class II Series Two Shares”), Class II Preferred Shares Series Three (“Class II Series Three Shares”), Auction Perpetual Class II Preferred Shares Series Four (“Class II Series Four Shares”), Class III Preferred Shares Series One (“Class III Series One Shares”) and Class III Preferred Shares Series Two (“Class III Series Two Shares”).

“Record Date” — November 30, 2004, the record date for receiving notice of the Meeting.

“Special Resolution” — The special resolution of the holders of the Preferred Shares concerning the Amalgamation to be considered at the Meeting, substantially in the form set forth in Appendix 1 to this Circular.

“subsidiary” — A subsidiary within the meaning of section 1(2) of the Act.

“Tax Act” — The Income Tax Act (Canada), R.S.C. 1985, c.1 (5th suppl.), as amended.

“Trilon” — Trilon Holdings Inc.

“Trilon Common Shares” — The common shares of Trilon.

“Trilon Preference Shares” — The preferred shares of Trilon, consisting of the Senior Preference Shares, the Class A Participating Preference Shares, the Class B Participating Preference Shares, the Class A Junior Preference Shares and the Class B Junior Preference Shares.

“TSX” — The Toronto Stock Exchange.

NOTICE TO UNITED STATES SHAREHOLDERS OF THE CORPORATION

THE CLASS A PREFERENCE SHARES OF BRASCAN TO BE ISSUED IN CONNECTION WITH THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The solicitation of proxies and the transactions contemplated by the Amalgamation involve the securities of a Canadian company. This Circular is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included or incorporated by reference in this document have been prepared in accordance with Canadian generally accepted accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws as Brascan is located in Canada, and some or all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the acquisition of Brascan Class A Preference Shares in exchange for Preferred Shares in the Amalgamation may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States are not described fully in this document.

Brascan Class A Preference Shares to be issued to U.S. shareholders of the Corporation pursuant to the Amalgamation have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and will be issued in reliance upon the exemption from registration provided by Rule 802 under the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. shareholders of the Corporation reside.

If the Preferred Shares held by a U.S. shareholder prior to the Amalgamation were not “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and the U.S. shareholder will not be an “affiliate” of Brascan following the Amalgamation, the Brascan Class A Preference Shares issued to such shareholder may be resold in the United States without restriction under the U.S. Securities Act. As defined in Rule 144, an “affiliate” of a corporation is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under the common control with, such corporation.

SUMMARY

               The following is a summary of certain significant information appearing elsewhere in this Circular. Certain capitalized terms used in this summary are defined in the Glossary of Terms. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Shareholders are urged to read this Circular and the attached Appendices in their entirety.

Date, Time and Place of Meeting

               The Meeting of Preferred Shareholders will be held on Thursday, December 30, 2004, at 11:00 a.m., in the Boardroom, at Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario.

Record Date

               The Record Date for the determination of Preferred Shareholders entitled to notice of the Meeting is November 30, 2004.

Purpose of Meeting

               At the Meeting, the Preferred Shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, the Special Resolution approving the Amalgamation on the terms set out in the Amalgamation Agreement, as set out in Appendix 2 to this Circular.

The Corporation

               The Corporation is an asset management company. The Corporation’s clients include governments, institutions, corporations and high net-worth individuals. The Corporation also provides select business services and is active in the capital markets.

               The Corporation focuses its activities on industries that require substantial amounts of capital, such as real estate, natural resources, energy and financial services. As a subsidiary of Brascan, the Corporation benefits from the knowledge and expertise of Brascan’s affiliates which include major companies operating in these industries.

               Further information regarding the Corporation and its business can be found under the heading “Information Regarding the Amalgamation — The Corporation” and in the documents listed under the heading “Additional Information Regarding the Corporation — Documents Incorporated by Reference.”

Reasons for the Amalgamation

               The Corporation was privatized in 2002 when Brascan increased its common share ownership from 70% to 100%. However the Corporation has existed since that time as a reporting issuer with publicly traded Preferred Shares and debt. The Amalgamation is the first step in a series of transactions that will have the effect of combining the Corporation with Brascan. The Amalgamation and subsequent Combination is a further step in Brascan’s ongoing strategy to simplify its corporate structure. The Amalgamation and the Combination will reduce administrative costs and simplify operations for the Brascan group. Furthermore, as a result of the exchange of Brascan Class A Preference Shares for the Preferred Shares, Preferred Shareholders will benefit from Brascan’s higher preferred share credit ratings.

               See “Information Regarding the Amalgamation — Reasons for the Amalgamation” and “Preferred Share Ratings”.

Terms of the Amalgamation

               The Effective Date of the Amalgamation is anticipated to be on or about December 30, 2004. If the Special Resolution is approved by the Preferred Shareholders and the conditions set out in the Amalgamation

Agreement are satisfied or waived, on the Effective Date, the Corporation and Trilon will amalgamate and continue as Amalco.

Preferred Shares

               On the Effective Date, Preferred Shareholders (other than Dissenting Shareholders and Trilon) will receive Brascan Class A Preference Shares as follows:

(i)	each issued and outstanding Class I Series A Share will become one Brascan Class A Preference Share, Series 13;

(ii)	each issued and outstanding Class II Series Two Share will become one Brascan Class A Preference Share, Series 14;

(iii)	each issued and outstanding Class II Series Three Share will become one Brascan Class A Preference Share, Series 13;

(iv)	each issued and outstanding Class II Series Four Share will become one Brascan Class A Preference Share, Series 15;

(v)	each issued and outstanding Class III Series One Share (all of which are owned by Trilon) will be cancelled; and

(vi)	each issued and outstanding Class III Series Two Share (all of which are owned by Trilon) will be cancelled.

               As a result of the Amalgamation, all of the outstanding Preferred Shares of the Corporation will be exchanged for the respective series of Brascan Class A Preference Shares noted above, which shares shall have terms and conditions that are the same, in all material respects, as the Preferred Shares for which they have been exchanged.

               See “Information Regarding the Amalgamation — Terms of the Amalgamation”.

Brascan Corporation

               Brascan is an asset management company. With a focus on real estate and power generation. Brascan has direct investments of US$19 billion and a further US$7 billion of assets under management. These include 70 premier office properties and 120 power generating plants. Brascan is listed on the New York Stock Exchange and the TSX.

               Further information regarding Brascan and its business can be found under the heading “Information Concerning Brascan” and in the documents listed under the heading “Brascan Documents Incorporated by Reference.”

Transaction Consideration

               If the Amalgamation is approved by the Preferred Shareholders, each Preferred Shareholder (other than Dissenting Shareholders and Trilon) will receive the Preferred Share Consideration on the Effective Date.

               Following the Amalgamation, the Class I Series A Shares and Class II Series Three Shares will represent the Brascan Class A Preference Shares, Series 13 and the Class II Series Four Shares will represent the Brascan Class A Preference Shares, Series 15 until replaced against transfer. Following the Effective Date, any holder of these shares may tender to Brascan’s transfer agent their original share certificate(s) and receive in its place a new certificate representing the Brascan Class A Preference Shares to which they are then entitled.

               The Class II Series Two Shares are held through the book-entry system of CDS and therefore no certificates will be issued representing the Brascan Class A Preference Shares, Series 14.

               See “Information Regarding the Amalgamation — Transaction Consideration.”

Recommendation of the Board

               The Board has determined that the Amalgamation is in the best interests of the Corporation. The Board unanimously recommends that all shareholders vote in favour of the Special Resolution.

               See “Information Regarding the Amalgamation — Recommendation of the Board.”

Certain Canadian Federal Income Tax Considerations

               A Preferred Shareholder will not realize a capital gain or capital loss for Canadian federal income tax purposes on the exchange of Preferred Shares for Brascan Class A Preference Shares on the Amalgamation.

               The tax treatment to a holder of taxable dividends received on a particular series of Brascan Class A Preference Shares will be the same as the treatment of dividends on the Preferred Shares exchanged therefor.

               The foregoing is qualified by the more detailed summary that appears under “Information Regarding the Amalgamation — Certain Canadian Federal Income Tax Considerations”.

Shareholder Approvals Required

               In order for the Amalgamation to be effective under the Act, the Special Resolution must be passed by at least 66 2/3% of the votes cast in person or represented by proxy at the Meeting by holders of each class of Preferred Shares present.

               As of the Record Date, Brascan holds, directly and indirectly, shares representing approximately 16% of the votes attaching to the Class II preferred shares of the Corporation and shares representing 100% of the votes attaching to the Class III preferred shares of the Corporation. Brascan has advised the Corporation that it intends to vote all of its Preferred Shares in favour of the Special Resolution.

               Diversified Canadian holds shares representing approximately 32% of the votes attaching to the Class II preferred shares of the Corporation. Diversified Canadian has informed the Corporation that it intends to vote its Preferred Shares in favour of the Special Resolution.

               See “Information Regarding the Amalgamation — Shareholder Approvals Required”.

Right to Dissent

               Registered holders of Preferred Shares have the right to dissent in respect of the Amalgamation and to be paid the fair value of the Preferred Shares held, as fixed by a court and determined as at the close of business on the day before the Special Resolution approving the Amalgamation is adopted, in cash upon strict compliance with the provisions of applicable law. Failure by a Dissenting Shareholder to adhere strictly to the requirements of section 185 of the Act may result in the loss or unavailability of rights under that section.

               See “Information Regarding the Amalgamation — Right to Dissent”.

Price Range and Trading Volume for the Preferred Shares

               The Class I Series A Shares, Class II Series Two Shares and the Class II Series Three Shares are the only shares of the Corporation listed on the TSX.

               The closing price of the Class I Series A Shares on the TSX on December 3, 2004, the last date on which the Class I Series A Shares traded prior to the first announcement of the proposed Amalgamation, was $23.50.

               The Class II Series Two Shares were not traded on the TSX in 2003 or 2004. The closing price of the Class II Series Two Shares on the TSX on June 5, 2002, the last date on which the Class II Series Two Shares traded, was $85.25.

               The closing price of the Class II Series Three Shares on the TSX on December 3, 2004, the last date on which the Class II Series Three Shares traded prior to the first announcement of the proposed Amalgamation, was $23.21.

               See “Price Range and Trading Volumes for the Preferred Shares”.

Effect of the Amalgamation on Markets and Listings

               Shortly after the Effective Date, it is intended that the Class I Series A Shares, Class II Series Two Shares and Class II Series Three Shares will be delisted from the TSX, and that the Brascan Class A Preference Shares, Series 13 will be listed in substitution for the Class I Series A Shares and Class II Series Three Shares and the Brascan Class A Preference Shares, Series 14 will be listed on the TSX in substitution for the Class II Series Two Shares. The TSX has conditionally approved the substitutional listing of the Brascan Class A Preference Shares, Series 13 and 14, subject to fulfilling all the requirements of the TSX. It is expected that these shares will trade under the stock symbols BNN.PR.K and BNN.PR.L.

               See “Effect of the Amalgamation on Markets and Listings”.

THE MEETING AND GENERAL PROXY INFORMATION

               The information contained in this Circular is furnished in connection with the solicitation by Management of proxies to be used at the Meeting of Preferred Shareholders of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation. The information contained herein is given as at November 30, 2004, unless indicated otherwise.

Date, Time and Place of Meeting

               The Meeting of Shareholders will be held on Thursday, December 30, 2004, at 11:00 a.m., in the Boardroom, at Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario.

Record Date

               The Record Date for the determination of Preferred Shareholders entitled to notice of the Meeting is November 30, 2004.

Purpose of Meeting

               At the Meeting, Preferred Shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, the Special Resolution approving the Amalgamation on the terms set out in the Amalgamation Agreement, as set out in Appendix 2 to this Circular.

Appointment of Proxies

               The persons named in the enclosed form of proxy are representatives of Management and are directors of the Corporation. Each shareholder has the right to appoint a person, other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy. The completed form of proxy must be deposited with the Secretary of the Corporation c/o CIBC Mellon Trust Company, Attention: Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario M5A 4K9, not later than 11:00 a.m. on Friday, December 24, 2004 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the Meeting.

Non-Registered Holders

               Only registered holders of Preferred Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Preferred Shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of the intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(b)	in the name of a depositary (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

               In accordance with the requirements of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Meeting Materials to the depositaries and Intermediaries for onward distribution to Non-Registered Holders.

               Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically Intermediaries will use a service company (such as ADP Investor Communications) to forward the Meeting Materials to Non-Registered Holders.

               Non-Registered Holders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

(a)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

(b)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Secretary of the Corporation c/o CIBC Mellon Trust Company, Attention: Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario M5A 4K9 as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

               Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

               The execution or exercise of a proxy does not constitute a written objection for the purposes of section 185 of the Act. For information on dissenting shareholder rights, see “Information Regarding the Amalgamation — Right to Dissent”.

Revocation

               A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so:

(a)	by delivering another properly executed form of proxy bearing a later date and depositing it as aforesaid;

(b)	by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder’s attorney authorized in writing;

(i)	at the registered office of the Corporation at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

(ii)	with the Chairman of the Meeting, prior to its commencement, on the day of the Meeting or any adjournment thereof; or

(c)	in any other manner permitted by law.

               A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Voting of Shares Represented by Management Proxies

               Shares represented by properly executed proxies in favour of the management representatives named in the enclosed form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the shares shall be voted in accordance with the specifications so made. Where shareholders have properly executed proxies in favour of the management representatives named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted for the approval of such matter, as set forth in this Circular. The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, Management knows of no such amendments, variations or other matters to come before the Meeting.

Voting Shares and Principal Holders Thereof

               As of November 30, 2004, the Corporation had outstanding 151,713,608 fully paid and non-assessable Common Shares. The Common Shares include 103,796,049 Class A Shares and 47,917,559 Class B Non-Voting Shares, which are convertible into Class A Shares at the holder’s option at any time. The Common Shareholders approved the Amalgamation in a consent resolution dated December 3, 2004 and therefore are not required to vote at the Meeting.

               As of November 30, 2004, the Corporation had outstanding the following Preferred Shares: 6,000,000 Class I Series A Shares, 665,000 Class II Series Two Shares, 3,999,000 Class II Series Three Shares, 4,000,000 Class II Series Four Shares, 5,000,000 Class III Series One Shares and 482,888 Class III Series Two Shares. Each holder of Preferred Shares of record at the close of business on November 30, 2004, the Record Date established for notice of the Meeting, will be entitled to one vote in respect of each $1.00 of issue price of each Preferred Share held by the holder. Therefore holders of the Class II Series Two Shares are entitled to 100 votes per share on all matters proposed to come before the Meeting and all other holders of Preferred Shares are entitled to 25 votes per share on all matters proposed to come before the Meeting.

               If a holder has transferred any Preferred Shares after the Record Date and the transferee of such shares establishes ownership of them and demands up to the time of the commencement of the Meeting of shareholders to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

               To the knowledge of the directors and officers of the Corporation, the only persons who or corporations which beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% or more of the voting rights attached to any class of voting shares of the Corporation entitled to be voted at the Meeting, the approximate number of the shares beneficially owned, directly or indirectly, or controlled or directed by each such person or company, and the percentage of the class of outstanding voting shares of the Corporation represented by such shares so owned, controlled or directed are:

		Number of	Percentage of
Name	Number and Class of Shares	Votes	Class Votes
Brascan Corporation (including
private subsidiaries)	314,975 Class II Series Two Shares 417,600 Class II Series Three Shares
	2,000 Class II Series Four Shares	41,987,500	16%

	5,000,000 Class III Series One Shares
	482,888 Class III Series Two Shares	137,072,200	100%
Diversified Canadian Financial Corp.	1,148,000 Class II Series Four Shares	28,700,000	11%

Diversified Canadian Financial II
Corp.	350,000 Class II Series Two Shares 850,000 Class II Series Four Shares	56,250,000	21%

Jayvee & Co.	2,000,000 Class II Series Four Shares	50,000,000	19%

               Diversified Canadian Financial Corp. and Diversified Canadian Financial II Corp. (collectively, “Diversified Canadian”) are investment companies with portfolios consisting of cumulative, redeemable, perpetual preferred shares of companies within the Brascan group of companies. These companies are listed on the TSX. The operations of Diversified Canadian are administered by a subsidiary of Brascan, as a part of its asset management activities.

               Jayvee & Co. is a nominee company.

SPECIAL BUSINESS

               The Meeting has been called to ask Preferred Shareholders to consider and, if deemed advisable, to approve, with or without amendment, the Special Resolution approving the Amalgamation, on the terms set out in the Amalgamation Agreement. A copy of the full text of the Special Resolution and a copy of the Amalgamation Agreement are attached as Appendices 1 and 2, respectively, to this Circular.

INFORMATION REGARDING THE AMALGAMATION

The Corporation

               The Corporation was continued under the Act by a certificate and articles of continuance dated February 8, 1994. The Corporation changed its name from Trilon Financial Corporation on May 22, 2002. The Corporation’s registered and principal office is at BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

               The Corporation is an asset management company. The Corporation’s clients include governments, institutions, corporations and high net-worth individuals. The Corporation also provides select business services and is active in the capital markets.

               The Corporation focuses its activities on industries that require substantial amounts of capital, such as real estate, natural resources, energy and financial services. As a subsidiary of Brascan, the Corporation benefits from the knowledge and expertise of Brascan’s affiliates which include major companies operating in these industries.

               For further information regarding the Corporation and its business, see the documents listed under the heading “Additional Information Regarding the Corporation — Documents Incorporated by Reference.”

Reasons for the Amalgamation

               The Corporation was privatized in 2002 when Brascan increased its common share ownership from 70% to 100%. However the Corporation has existed since that time as a reporting issuer with publicly traded Preferred Shares and debt. The Amalgamation is the first step in a series of transactions that will have the effect of combining the Corporation with Brascan. The Amalgamation and subsequent Combination is a further step in Brascan’s ongoing strategy to simplify its corporate structure. The Amalgamation and the Combination will reduce administrative costs and simplify operations for the Brascan group. Furthermore, as a result of the exchange of Brascan Class A Preference Shares for the Preferred Shares, the Preferred Shareholders will benefit from Brascan’s higher preferred share credit ratings.

Terms of the Amalgamation

               The Amalgamation, which is being carried out pursuant to sections 175 and 176 of the Act, will be effected in accordance with the Amalgamation Agreement which is attached as Appendix 2 to this Circular. Subject to obtaining the requisite shareholder approvals, satisfaction or waiver of all other conditions as provided in the Amalgamation Agreement and the filing of articles of amalgamation, the Amalgamation will become effective on the Effective Date, expected to be on or about December 30, 2004.

               On the Effective Date, the Corporation and Trilon will amalgamate and continue as Amalco and:

(a)	each issued and outstanding Class A Share (all of which are owned by Trilon) will be cancelled;

(b)	each issued and outstanding Class B Non-Voting Share (all of which are owned by Trilon) will be cancelled;

(c)	each issued and outstanding Class I Series A Share (other than those held by Dissenting Shareholders) will become one Brascan Class A Preference Share, Series 13;

(d)	each issued and outstanding Class II Series Two Share (other than those held by Dissenting Shareholders) will become one Brascan Class A Preference Share, Series 14;

(e)	each issued and outstanding Class II Series Three Share (other than those held by Dissenting Shareholders) will become one Brascan Class A Preference Share, Series 13;

(f)	each issued and outstanding Class II Series Four Share (other than those held by Dissenting Shareholders) will become one Brascan Class A Preference Share, Series 15;

(g)	each issued and outstanding Class III Series One Share (all of which are owned by Trilon) will be cancelled;

(h)	each issued and outstanding Class III Series Two Share (all of which are owned by Trilon) will be cancelled;

(i)	each issued and outstanding Trilon Common Share will become one Amalco Common Share;

(j)	each issued and outstanding Trilon Preference Share (other than those held by Dissenting Shareholders and held directly by Brascan) will become one Brascan Class A Preference Share, Series 16; and

(k)	each issued and outstanding Trilon Preference Share held directly by Brascan will become one Amalco Common Share.

               As a result of the Amalgamation, all of the outstanding Preferred Shares of the Corporation will be exchanged for the respective series of Brascan Class A Preference Shares noted above, which shares shall have terms and conditions that are the same, in all material respects, as the Preferred Shares for which they have been exchanged.

Declared but Unpaid Dividends

               Any dividends declared by the Board of Directors for payment to Preferred Shareholders of record on a date prior to the Effective Date, which remain unpaid as at the date of the Amalgamation, will be paid on the payable date to all Preferred Shareholders of record on the record date for the dividend, notwithstanding the completion of the Amalgamation.

Conditions Precedent

               The Amalgamation Agreement is subject to several conditions, including that: (a) the Preferred Shareholders of the Corporation approve the Amalgamation; (b) the Brascan Class A Preference Shares, Series 13 and 14 are freely tradable in all jurisdictions in Canada in which Preferred Shareholders reside and are conditionally approved for listing on the TSX; (c) all necessary governmental or regulatory approvals and consents have been obtained; and (d) no change in respect of the Corporation or Trilon (including a legal proceeding or a change in legislation) has occurred that might make it inadvisable for Brascan, the Corporation or Trilon to proceed with the Amalgamation.

Legal Effect of the Amalgamation and the Combination

               Promptly following the Amalgamation, Brascan will cause the Combination to be completed. As a result of the Amalgamation and the Combination:

(a)	the property of each of the Corporation and Trilon will be the property of Brascan; and

(b)	Brascan will be liable for all of the obligations of each of the Corporation and Trilon.

Termination

               The Amalgamation Agreement may be terminated by the Board prior to the issuance of a certificate of amalgamation, notwithstanding approval of the Special Resolution by Preferred Shareholders.

Transaction Consideration

               If the Amalgamation is approved by the Preferred Shareholders, each Preferred Shareholder (other than Dissenting Shareholders and Trilon) will receive the Preferred Share Consideration on the Effective Date.

               Following the Amalgamation, share certificates in respect of the Class I Series A Shares and Class II Series Three Shares will represent the Brascan Class A Preference Shares, Series 13 and share certificates in respect of the Class II Series Four Shares will represent the Brascan Class A Preference Shares, Series 15 until replaced against transfer. Following the Effective Date, any holder of these shares may tender to Brascan’s transfer agent their original share certificate(s) and receive in its place a new certificate representing the Brascan Class A Preference Shares to which they are then entitled.

               The Class II Series Two Shares are held through the book-entry system of CDS and therefore no certificates will be issued representing the Brascan Class A Preference Shares, Series 14.

Preferred Share Ratings

               Brascan has received from each of Standard & Poor’s Rating Service (“S&P”) and Dominion Bond Rating Service Limited (“DBRS”) indicative ratings for the Brascan Class A Preference Shares, Series 13, 14 and 15 to be issued on the Amalgamation to holders of Preferred Shares. The following is a summary of the existing ratings for the Preferred Shares and the indicative ratings received by Brascan in respect of the Brascan Class A Preference Shares, Series 13, 14 and 15.

Preferred Shares	S&P Rating		DBRS Rating
Existing Ratings:
Class I Series A Shares	P-2 (low)		Pfd-2 (low)
Class II Series Three Shares	P-2 (low)		Pfd-3 (high)
Class II Series Four Shares	P-2 (low)		Pfd-3 (high)
Indicative Ratings:
Brascan Class A Preference Shares, Series 13	P	-2	Pfd-2(low)
Brascan Class A Preference Shares, Series 14	P	-2	Pfd-2(low)
Brascan Class A Preference Shares, Series 15	P	-2	Pfd-2(low)

                              A “P-2” rating by S&P is the second of the three sub-categories within the second highest rating of the eight standard categories of ratings utilized by S&P for preferred shares. “High” and “Low” grades are used to indicate the relative credit standing of a credit within a particular rating category and a lack of one of these designations indicates a rating which is essentially in the middle of the category. A DBRS rating of “Pdf-2(low)” is the lowest sub-category within the second highest rating of the five standard categories of ratings utilized by DBRS for preferred shares. A DBRS rating of “Pfd-3(high)” is the highest sub-category within the third highest rating of the five standard categories of ratings utilized by DBRS for Preferred Shares.

               Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings accorded to the Class A Preference Shares, Series 13, 14 and 15 by these rating agencies are not recommendations to purchase, hold or sell the Class A Preference Shares, Series 13, 14 and 15 inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Recommendation of the Board

               The Board reviewed the proposed terms of the Amalgamation and the rationale for pursuing the Amalgamation with Management and discussed the impact on the Corporation and its shareholders. The Board noted these considerations in its review of the Amalgamation:

•	Preferred Shareholders will hold Brascan Class A Preference Shares which shares shall have terms and conditions that are the same, in all material respects, to the Preferred Shares for which they have been exchanged;

•	The Brascan Class A Preference Shares have indicative ratings which are higher than the ratings of the Preferred Shares; and

•	Brascan has a more diversified asset base than that of the Corporation.

               After due consideration of these factors, the Board, at a meeting held on December 3, 2004, determined that the Amalgamation is in the best interests of the Corporation. The Board unanimously recommends that all shareholders vote in favour of the Special Resolution.

Certain Canadian Federal Income Tax Considerations

               In the opinion of Torys LLP, counsel to the Corporation, the following summary fairly presents the principal Canadian federal income tax consequences under the Tax Act of the Amalgamation generally applicable to Preferred Shareholders who, for the purposes of the Tax Act and at all relevant times, hold their Preferred Shares and will hold their Brascan Class A Preference Shares as capital property, are resident in Canada and deal at arm’s length with Brascan, Trilon and the Corporation (“Holders”). Such shares generally will constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders whose shares might not otherwise qualify as capital property may be entitled, in certain circumstances, to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

               This summary is based on the current provisions of the Tax Act and the regulations issued thereunder (the “Regulations”) and on counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

               The Tax Act contains certain provisions relating to securities held by certain financial institutions (the “mark to market rules”). This summary does not take into account the mark to market rules and Holders that are financial institutions for the purpose of those rules should consult their own tax advisors.

               The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Disposition of Shares on Amalgamation

               A Holder who, on the Amalgamation, exchanges Preferred Shares for Brascan Class A Preference Shares will realize neither a capital gain nor a capital loss on the exchange. The Holder will be considered to have disposed of the Preferred Shares for proceeds of disposition equal to their adjusted cost base to the Holder immediately before the Amalgamation and to have acquired Brascan Class A Preference Shares at an aggregate cost equal to those proceeds of disposition. Where more than one series of Brascan Class A Preference Shares are received, such cost will be allocated between such shares based on their relative fair market value. Under the current administrative practice of the CRA, a Holder may allocate such cost so that the cost of any series of shares received on the Amalgamation equals the adjusted cost base to the Holder immediately before the Amalgamation of the shares exchanged on the Amalgamation for that series.

Dissenting Shareholders

               Under the current administrative practice of the CRA, Holders who exercise their right of dissent in respect of the Amalgamation should be considered to have disposed of their Preferred Shares for proceeds of disposition equal to the amount paid to them for such shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) their adjusted cost base of such shares. Any interest awarded to a Dissenting Shareholder will be included in the Dissenting Shareholder’s income. Because of uncertainties under the relevant legislation, Dissenting Shareholders should consult their own tax advisors in this regard.

Brascan Class A Preference Shares

               The tax treatment to a Holder under the Tax Act of taxable dividends received on a particular series of Brascan Class A Preference Shares will be the same as the treatment of dividends on the Preferred Shares exchanged therefor.

Shareholder Approvals Required

               In order for the Amalgamation to be effective under the Act, the Special Resolution must be passed by at least 66 2/3% of the votes cast in person or represented by proxy at the Meeting by holders of each class of Preferred Shares present.

               It is the intention of the management representatives designated in the enclosed form of proxy to vote the shares in respect of which they are appointed proxy in favour of the Special Resolution unless a shareholder has specified in his proxy that the shareholder’s Preferred Shares are to be voted against the Special Resolution.

               As of the Record Date, Brascan holds, directly and indirectly, shares representing approximately 16% of the votes attaching to the Class II preferred shares of the Corporation and shares representing 100% of the votes attaching to the Class III preferred shares of the Corporation. Brascan has advised the Corporation that it intends to vote all of its Preferred Shares in favour of the Special Resolution.

               Diversified Canadian holds approximately 32% of the votes attaching to the Class II preferred shares of the Corporation. Diversified Canadian has informed the Corporation that it intends to vote its Preferred Shares in favour of the Special Resolution.

Right to Dissent

               Under provisions of section 185 of the Act, a registered shareholder of the Corporation is entitled to send to the Corporation a written objection to the Special Resolution in respect of approval of the Amalgamation. In addition to any other right a holder of Preferred Shares may have, when the Amalgamation becomes effective, a registered shareholder of the Corporation who complies with the dissent procedure under section 185 of the Act is entitled to be paid the fair market value of the Preferred Shares held by him in respect of which he dissents, determined as at the close of business on the day before the Special Resolution is adopted.

               The dissent procedure provided by section 185 of the Act is summarized in Appendix 3 hereto and the text of section 185 of the Act is set out in Appendix 4 hereto. Holders of Preferred Shares who may wish to dissent are referred to such appendices. A Preferred Shareholder may only exercise the right to dissent under section 185 of the Act in respect of Preferred Shares which are registered in that Preferred Shareholder’s name. Failure to comply strictly with the provisions of the Act may result in loss or unavailability of the right to dissent.

               The execution or exercise of a proxy does not constitute a written objection for the purposes of section 185 of the Act.

               As of the Record Date, Brascan holds, directly and indirectly, approximately 16% of the issued and outstanding Class II preferred share capital of the Corporation and 100% of the issued and outstanding Class III preferred share capital of the Corporation. Brascan has advised the Corporation that it does not intend to exercise its dissent rights in respect of any of the Preferred Shares that it holds.

               Diversified Canadian holds approximately 32% of the issued and outstanding Class II preferred share capital of the Corporation. Diversified Canadian has informed the Corporation that it does not intend to exercise its dissent rights in respect of any of the Preferred Shares that it holds.

Filing of Articles of Amalgamation

               Assuming the requisite shareholder approvals are received and other conditions precedent are satisfied or waived, the Board intends to file articles of amalgamation under the Act on December 30, 2004. The Amalgamation will take place on the date shown on the certificate of amalgamation to be endorsed by the Director appointed under the Act. In the event shareholder approval is not given to the Amalgamation or the Board otherwise decides to revoke the Special Resolution prior to the Amalgamation coming into force, the Amalgamation will not be effective. If the Amalgamation is not implemented, the Corporation intends to continue to operate as a subsidiary of Brascan.

Expenses of the Amalgamation

               Assuming the Preferred Shareholders approve the Amalgamation and the Amalgamation is completed, the Corporation shall pay the costs of the Amalgamation including legal, accounting, filing and printing costs and the costs for the preparation of this Circular. The amount of such costs is expected to be approximately $190,000. In all other instances, Brascan will bear the costs of the Amalgamation.

INFORMATION CONCERNING BRASCAN

Brascan Corporation

               Brascan was formed pursuant to articles of amalgamation under the Act on August 1, 1997. Brascan’s registered office is BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

               Brascan owns all the common shares of Trilon, which in turn owns all of the Common Shares of the Corporation.

               Brascan is an asset management company. With a focus on real estate and power generation, Brascan has direct investments of US$19 billion and a further US$7 billion of assets under management. These include 70 premier office properties and 120 power generating plants. Brascan is listed on the New York Stock Exchange and the TSX.

               For further information regarding Brascan and its business, see the documents listed under the heading “Brascan Documents Incorporated by Reference.”

Recent Developments

               The following is a summary of recent developments since November 4, 2004, the date of Brascan’s most recently filed interim financial report.

               On November 16, 2004, Brascan announced that the period granted to China Minmetals Corporation for exclusive discussions regarding the acquisition of Noranda Inc. had expired, but discussions with China Minmetals Corporation were continuing on a non-exclusive basis.

               On November 25, 2004, Brascan announced that its subsidiary, Superior Wind Energy Inc., had been selected by the Ontario government to develop two wind power projects with a combined total generating capacity of approximately 150 megawatts.

Material Changes in Capitalization

               There have been no material changes in the capitalization of Brascan on a consolidated basis since November 4, 2004, the date of Brascan’s most recently filed interim financial report.

Brascan Capital Structure

               Brascan is authorized to issue: an unlimited number of preference shares designated as Class A Preference Shares, issuable in a series; an unlimited number of preference shares designated as Class AA Preference Shares, issuable in a series; an unlimited number of Class A Limited Voting Shares; and 127,680 Class B Limited Voting Shares. The following table summarizes Brascan’s issued and outstanding share capital as of November 30, 2004.

			Issued and
Class	Series	Authorized	Outstanding	Face Amount	Total
Class A Preference Shares	Series 2	10,465,100	10,465,100	$25	$261,627,500
Class A Preference Shares	Series 3	2,000	2,000	$100,000	$200,000,000
Class A Preference Shares	Series 4	4,000,000	4,000,000	$25	$100,000,000
Class A Preference Shares	Series 5	2,600,000	2,600,000	$25	$65,000,000
Class A Preference Shares	Series 7	4,000,000	4,000,000	$25	$100,000,000
Class A Preference Shares	Series 8	8,000,000	1,049,792	$25	$26,244,800
Class A Preference Shares	Series 9	8,000,000	6,950,208	$25	$173,755,200
Class A Preference Shares	Series 10	10,000,000	10,000,000	$25	$250,000,000
Class A Preference Shares	Series 11	31,500,000	4,032,401	$25	$100,810,025
Class A Preference Shares	Series 12	8,000,000	7,000,000	$25	$175,000,000
Class AA Preference Shares	N/A	Unlimited	Nil	N/A	N/A
Class A Limited Voting Shares	N/A	Unlimited	258,554,051	N/A	N/A
Class B Limited Voting Shares	N/A	127,680	127,680	N/A	N/A

Principal Shareholder of Brascan

               To the knowledge of Brascan’s directors and officers, the only persons or corporations which beneficially own, directly or indirectly, or exercise control or direction over voting securities of Brascan carrying more than 10% of the votes attached to any class of outstanding voting securities of Brascan are Partners Limited (“Partners”) and its shareholders, who collectively hold, directly and indirectly, or have options to acquire, approximately 45 million Brascan Class A Limited Voting Shares representing approximately 17% of the outstanding Brascan Class A Limited Voting Shares on a fully diluted basis, and 127,680 Class B Limited Voting Shares, representing all of the Class B Limited Voting Shares of Brascan. Jack L. Cockwell, J. Bruce Flatt, Robert J. Harding, George E. Myhal and David W. Kerr, who are directors of Brascan, and Brian D. Lawson, who is an officer of Brascan, are also shareholders of Partners.

               Partners is a party to an amended and restated Trust Agreement with Montreal Trust Company of Canada (as trustee for the holders of Brascan Class A Limited Voting Shares) dated August 1, 1997 (the “Trust Agreement”). The Trust Agreement provides, among other things, that Partners has agreed not to sell any Class B Limited Voting Shares of Brascan, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Brascan Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Brascan Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares of Brascan offered to be purchased from Partners; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares of Brascan. Among other things, the Trust Agreement permits: (i) a sale by Partners of Class B Limited Voting Shares of Brascan at a price per share less than 115% of the market price of Brascan Class A Limited Voting Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of Partners to a purchaser who is or will become a shareholder of Partners and will not hold more than 20% of Partners’ outstanding shares as a result of the transaction.

               As at November 30, 2004, there were 36 shareholders of Partners, none of whom hold more than a 15% effective equity interest in Partners. These shareholders are: Gordon E. Arnell, David D. Arthur, Alex G. Balogh, Jeffrey M. Blidner, Richard B. Clark, Ian G. Cockwell, Jack L. Cockwell, Jack Delmar, Steven J. Douglas, J. Bruce Flatt, Dominic Gammiero, Harry A. Goldgut, Peter Gordon, Lynda C. Hamilton, Robert J. Harding, Brian G. Kenning, David W. Kerr, Trevor D. Kerr, Edward C. Kress, Brian D. Lawson, Richard Legault, Frank N. C. Lochan, Cyrus Madon, Andrew I. Maleckyj, Marcelo J. S. Marinho, George E. Myhal, Allan Norris, Derek G. Pannell, Sam J. B. Pollock, Timothy R. Price, Aaron W. Regent, Bruce K. Robertson, Martin Shady, A. Paulo Sodré, John C. Tremayne and John E. Zuccotti.

Auditors, Transfer Agent and Registrar

               The auditors of Brascan are Deloitte & Touche LLP, Charted Accountants, Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2V1.

               The transfer agent and registrar for Brascan is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

Earnings Coverage Ratios

               The earnings coverage ratios have been calculated after giving effect to the issuance of the Brascan Class A Preference Shares, Series 13, 14, 15 and 16 upon the Effective Date.

               Brascan’s dividend requirements on all of its preference shares for the 12 months ended September 30, 2004 and December 31, 2003, after giving effect to the issue of the Brascan Class A Preference Shares, Series 13, 14, 15 and 16 and adjusted to a before tax equivalent using an effective tax rate of 24%, amounted to US$67 million and US$68 million, respectively. Brascan’s interest requirements for the 12 months ended September 30, 2004 and December 31, 2003 amounted to US$564 million and US$532 million, respectively. Brascan’s earnings before interest and income tax for the 12 months ended September 30, 2004 and December 31, 2003 were US$1,548 million and US$1,064 million, respectively, which are 2.5 times and 1.8 times Brascan’s aggregate dividend and interest requirements for the respective periods.

DETAILS OF THE BRASCAN CLASS A PREFERENCE SHARES

TO BE ISSUED UPON THE AMALGAMATION

Brascan Class A Preference Shares as a Class

               As a result of the Amalgamation, all of the outstanding Preferred Shares of the Corporation will be exchanged for Brascan Class A Preference Shares. The following is a summary of certain provisions attaching to or affecting the Brascan Class A Preference Shares as a class.

Series

               The Brascan Class A Preference Shares may be issued from time to time in one or more series. The board of directors of Brascan will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

               The Brascan Class A Preference Shares rank senior to the Brascan Class AA Preference Shares, the Brascan Class A Limited Voting Shares, the Brascan Class B Limited Voting Shares and other shares ranking junior to the Brascan Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Brascan, whether voluntary or involuntary, or in the event of any other distribution of assets of Brascan among its shareholders for the purpose of winding-up its affairs. Each series of Brascan Class A Preference Shares ranks on a parity with every other series of Brascan Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Brascan, whether voluntary or involuntary, or in the event of any other distribution of assets of Brascan among its shareholders for the purpose of winding-up its affairs.

Shareholder Approvals

               Brascan shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Brascan Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Brascan Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Brascan Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of Brascan.

               Each holder of Brascan Class A Preference Shares entitled to vote at a class meeting of holders of Brascan Class A Preference Shares, or at a joint meeting of the holders of two or more series of Brascan Class A Preference Shares, has one vote in respect of each $25.00 of the issue price of each Brascan Class A Preference Share held by such holder.

Certain Provisions of the Brascan Class A Preference Shares, Series 13

               As a result of the Amalgamation, all of the Class I Series A Shares and Class II Series Three Shares will be exchanged for Brascan Class A Preference Shares, Series 13, which shares will be the same, in all material respects, as the Class I Series A Shares and Class II Series Three Shares for which they have been exchanged. The following is a brief summary of certain provisions the Brascan Class A Preference Shares, Series 13.

Dividends

               The holders of the Brascan Class A Preference Shares, Series 13 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of Brascan, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to $25.00 multiplied by one quarter of 70% of the average “Prime Rate” (as defined in the share conditions).

Redemption

               Each of the Brascan Class A Preference Shares, Series 13 is redeemable at any time in whole or in part from time to time at the option of Brascan at a redemption price of $25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by Brascan at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

               Brascan may purchase (if obtainable) for cancellation the whole or any part of the Brascan Class A Preference Shares, Series 13 in the open market or by invitation for tenders at a price not exceeding $25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

               At any time Brascan fails to pay in the aggregate eight quarterly dividends on the Brascan Class A Preference Shares, Series 13 and thereafter until such time as all arrears of dividends on the Brascan Class A Preference Shares, Series 13 are paid, the holders of Brascan Class A Preference Shares, Series 13 shall be entitled to receive notice of and to attend all meetings of shareholders of Brascan other than any meeting of the holders of any other class or series of shares of Brascan held separately as a class or series, but shall not be entitled to vote thereat, except in the election of directors in which case the holders of the Brascan Class A Preference Shares, Series 13 shall be entitled to one vote per share. Except as aforesaid or as permitted by law, the holders of Brascan Class A Preference Shares, Series 13 are not entitled to notice of or to attend any meeting of the shareholders of Brascan or to vote at any such meeting.

               At a class meeting of holders of Brascan Class A Preference Shares, or at a joint meeting of the holders of two or more series of Brascan Class A Preference Shares, each Brascan Class A Preference Share, Series 13 will have one vote.

Restrictions on Dividends and Retirement of Shares

               Brascan will not without the approval of the holders of the Brascan Class A Preference Shares, Series 13:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of Brascan ranking as to capital and dividends junior to the Brascan Class A Preference Shares, Series 13) on shares of Brascan ranking as to dividends junior to the Brascan Class A Preference Shares, Series 13;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Brascan Class A Preference Shares, Series 13, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of Brascan ranking as to capital junior to the Brascan Class A Preference Shares, Series 13;

(c)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Brascan Class A Preference Shares, Series 13;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of Brascan ranking as to capital on a parity with the Brascan Class A Preference Shares, Series 13; or

(e)	issue any additional Brascan Class A Preference Shares, Series 13 or any shares ranking as to dividends or capital on a parity with the Brascan Class A Preference Shares, Series 13;

unless, in each such case, all dividends then payable on the Brascan Class A Preferences Shares, Series 13 then outstanding and on all other shares of Brascan ranking as to dividends on a parity with the Brascan Class A Preference Shares, Series 13 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding-up

               In the event of the liquidation, dissolution or winding-up of Brascan or any other distribution of assets of Brascan among its shareholders for the purpose of winding-up its affairs, the holders of the Brascan Class A Preference Shares, Series 13 will be entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Brascan Class A Preference Shares, Series 13. Upon such payment, the holders of Brascan Class A Preference Shares, Series 13 will not be entitled to share in any future distribution of assets of Brascan.

Certain Provisions of the Brascan Class A Preference Shares, Series 14

               As a result of the Amalgamation, all of the Class II Series Two Shares will be exchanged for Brascan Class A Preference Shares, Series 14, which shares shall have terms and conditions that are the same, in all material respects, as the Class II Series Two Shares for which they have been exchanged. The following is a brief summary of certain provisions the Brascan Class A Preference Shares, Series 14.

Dividends

               The holders of the Brascan Class A Preference Shares, Series 14 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of Brascan, payable monthly in respect of each calendar month in an amount per share equal to $100.00 multiplied by one twelfth of 63% of the average “Prime Rate” (as defined in the share conditions).

Redemption

               Each of the Brascan Class A Preference Shares, Series 14 is redeemable at any time in whole or in part from time to time at the option of Brascan at a redemption price of $100.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by Brascan at least 30 days and not more than 60 days prior to the date fixed for redemption.

Retraction

               Subject to the restrictions imposed by applicable law, each of the Brascan Class A Preference Shares, Series 14 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of $100.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Purchase for Cancellation

               Brascan may purchase (if obtainable) for cancellation the whole or any part of the Brascan Class A Preference Shares, Series 14 in the open market or by invitation for tenders at a price not exceeding $100.00 per share plus accrued and unpaid dividends thereon.

Voting

               At any time Brascan fails to pay in the aggregate 24 monthly dividends on the Brascan Class A Preference Shares, Series 14 and thereafter until such time as all arrears of dividends on the Brascan Class A Preference Shares, Series 14 are paid, the holders of Brascan Class A Preference Shares, Series 14 shall be entitled to receive notice of and to attend all meetings of shareholders of Brascan other than any meetings of the holders of any other class or series of shares of Brascan held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Brascan Class A Preference Shares, Series 14 shall be entitled to four votes in respect of each $100.00 of the issue price of the Brascan Class A Preference Shares, Series 14 held. Except as aforesaid or as permitted by law, the holders of Brascan Class A Preference Shares, Series 14 are not entitled to notice of or to attend any meeting of the shareholders of Brascan or to vote at any such meeting.

               At a class meeting of holders of Brascan Class A Preference Shares, or at a joint meeting of the holders of two or more series of Brascan Class A Preference Shares, each Brascan Class A Preference Share, Series 14 will have four votes.

Restrictions on Dividends and Retirement of Shares

               Brascan will not without the approval of the holders of the Brascan Class A Preference Shares, Series 14:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of Brascan ranking as to capital and dividends junior to the Brascan Class A Preference Shares, Series 14) on shares of Brascan ranking as to dividends junior to the Brascan Class A Preference Shares, Series 14;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Brascan Class A Preference Shares, Series 14, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of Brascan ranking as to capital junior to the Brascan Class A Preference Shares, Series 14;

(c)	except pursuant to the retraction privilege attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all the Brascan Class A Preference Shares, Series 14;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of Brascan ranking as to capital on a parity with the Brascan Class A Preference Shares, Series 14; or

(e)	issue any additional Brascan Class A Preference Shares, Series 14 or any shares ranking as to dividends or capital on a parity with the Brascan Class A Preference Shares, Series 14;

unless, in each such case, all dividends then payable on the Brascan Class A Preferences Shares, Series 14 then outstanding and on all other shares of Brascan ranking as to dividends on a parity with the Brascan Class A Preference Shares, Series 14 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding-up

               In the event of the liquidation, dissolution or winding-up of Brascan or any other distribution of assets of Brascan among its shareholders for the purpose of winding-up its affairs, the holders of the Brascan Class A Preference Shares, Series 14 will be entitled to payment of an amount equal to $100.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Brascan Class A Preference Shares, Series 14. Upon such payment, the holders of Brascan Class A Preference Shares, Series 14 will not be entitled to share in any future distribution of assets of Brascan.

Certain Provisions of the Brascan Class A Preference Shares, Series 15

               As a result of the Amalgamation, all of the Class II Series Four Shares will be exchanged for Brascan Class A Preference Shares, Series 15, which shares shall have terms and conditions that are the same, in all material respects, as the Class II Series Four Shares for which they have been exchanged. The following is a brief summary of certain provisions the Brascan Class A Preference Shares, Series 15.

Dividends

               The holders of the Brascan Class A Preference Shares, Series 15 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of Brascan, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to $25.00 multiplied by the rate determined by negotiation, bid or auction. If the amount is not determinable by negotiation, bid or auction, it shall be the Bankers’ Acceptable Rate (defined in the share conditions) plus 0.40%.

Redemption

               Each of the Brascan Class A Preference Shares, Series 15 is redeemable at any time in whole or in part from time to time at the option of Brascan at a redemption price of $25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by Brascan at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

               Brascan may purchase (if obtainable) for cancellation the whole or any part of the Brascan Class A Preference Shares, Series 15 in the open market or by invitation for tenders at a price not exceeding $25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

               At any time Brascan fails to pay in the aggregate dividends for 24 months on the Brascan Class A Preference Shares, Series 15 and thereafter until such time as all arrears of dividends on the Brascan Class A Preference Shares, Series 15 are paid, the holders of Brascan Class A Preference Shares, Series 15 shall be entitled to receive notice of and to attend all meetings of shareholders of Brascan other than any meetings of the holders of any other class or series of shares of Brascan held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Brascan Class A Preference Shares, Series 15 shall be entitled to one vote per share. Except as aforesaid or as permitted by law, the holders of Brascan

Class A Preference Shares, Series 15 are not entitled to notice of or to attend any meeting of the shareholders of Brascan or to vote at any such meeting.

               At a class meeting of holders of Brascan Class A Preference Shares, or at a joint meeting of the holders of two or more series of Brascan Class A Preference Shares, each Brascan Class A Preference Share, Series 15 will have one vote.

Restrictions on Dividends and Retirement of Shares

               Brascan will not without the approval of the holders of the Brascan Class A Preference Shares, Series 15:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of Brascan ranking as to capital and dividends junior to the Brascan Class A Preference Shares, Series 15) on shares of Brascan ranking as to dividends junior to the Brascan Class A Preference Shares, Series 15;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Brascan Class A Preference Shares, Series 15, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of Brascan ranking as to capital junior to the Brascan Class A Preference Shares, Series 15;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of Brascan ranking as to capital on a parity with the Brascan Class A Preference Shares, Series 15;

(d)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Brascan Class A Preference Shares, Series 15; or

(e)	issue any additional Brascan Class A Preference Shares, Series 15 or any shares ranking as dividends or capital on a parity with the Brascan Class A Preference Shares, Series 15;

unless, in each such case, all dividends then payable on the Brascan Class A Preferences Shares, Series 15 then outstanding and on all other shares of Brascan ranking as to dividends on a parity with the Brascan Class A Preference Shares, Series 15 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding-up

               In the event of the liquidation, dissolution or winding-up of Brascan or any other distribution of assets of Brascan among its shareholders for the purpose of winding-up its affairs, the holders of the Brascan Class A Preference Shares, Series 15 will be entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Brascan Class A Preference Shares, Series 15. Upon such payment, the holders of Brascan Class A Preference Shares, Series 15 will not be entitled to share in any future distribution of assets of Brascan.

Certain Provisions of the Brascan Class A Preference Shares, Series 16

     As a result of the Amalgamation, all of the Trilon Common Shares and Trilon Preference Shares (other than those held directly by Brascan) will be exchanged for Brascan Class A Preference Shares, Series 16.

Dividends

               The holders of the Brascan Class A Preference Shares, Series 16 are entitled to receive annual floating rate cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of Brascan, payable monthly in respect of each calendar month, equal to 75% of the “Prime Rate” (as defined in the share conditions). The dividend rate will be adjusted upwards or downwards on a monthly basis whenever the inferred trading price of the Brascan Class A Preference Shares, Series 16 (as determined by management of Brascan based on the trading price of the Brascan Class A Preference Shares, Series 8) is less than $24.875 or less, or $25.125 or more, respectively. The maximum monthly adjustment for changes will be 4% of the Prime Rate, subject to a floor of 50% of the Prime Rate and a ceiling of 150% of the Prime Rate.

Redemption

               Each of the Brascan Class A Preference Shares, Series 16 is redeemable at any time in whole or in part from time to time at the option of Brascan at a redemption price of $25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by Brascan at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

               Brascan may purchase (if obtainable) for cancellation the whole or any part of the Brascan Class A Preference Shares, Series 16 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors of Brascan plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

               At any time that Brascan fails to pay in the aggregate dividends for 24 months on the Brascan Class A Preference Shares, Series 16 and thereafter until such time as all arrears of dividends on the Brascan Class A Preference Shares, Series 16 are paid, the holders of Brascan Class A Preference Shares, Series 16 shall be entitled to receive notice of and to attend all meetings of shareholders of Brascan other than any meetings of the holders of any other class or series of shares of Brascan held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Brascan Class A Preference Shares, Series 16 shall be entitled to one vote per share. Except as aforesaid or as permitted by law, the holders of Brascan Class A Preference Shares, Series 16 are not entitled to notice of or to attend any meeting of the shareholders of Brascan or to vote at any such meeting.

               At a class meeting of holders of Brascan Class A Preference Shares, or at a joint meeting of the holders of two or more series of Brascan Class A Preference Shares, each Brascan Class A Preference Share, Series 16 will have one vote.

Restrictions on Dividends and Retirement and Issue of Shares

               Brascan will not without the approval of the holders of the Brascan Class A Preference Shares, Series 16:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of Brascan ranking as to capital and dividends junior to the Brascan Class A Preference Shares, Series 16) on shares of Brascan ranking junior as to dividends to the Brascan Class A Preference Shares, Series 16;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Brascan Class A Preference Shares, Series 16, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of Brascan ranking as to capital junior to the Brascan Class A Preference Shares, Series 16;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem, or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of Brascan ranking as to capital on a parity with the Brascan Class A Preference Shares, Series 16;

(d)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Brascan Class A Preference Shares, Series 16; or

(e)	issue any additional Brascan Class A Preference Shares, Series 16 or any shares ranking as to dividends or capital on a parity with the Brascan Class A Preference Shares, Series 16;

unless, in each such case, all dividends then payable on the Brascan Class A Preference Shares, Series 16 then outstanding and on all other shares of Brascan ranking as to dividends on a parity with the Brascan Class A Preference Shares, Series 16 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

               In the event of the liquidation, dissolution or winding up of Brascan or any other distribution of assets of Brascan among its shareholders for the purpose of winding-up its affairs, the holders of the Brascan Class Preference Shares, Series 16 will be entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Brascan Class A Preference Shares, Series 16. Upon such payment, the holders of Brascan Class A Preference Shares, Series 16 will not be entitled to share in any future distribution of assets of Brascan.

BRASCAN DOCUMENTS INCORPORATED BY REFERENCE

               The following documents of Brascan filed with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in this Circular:

(a)	Renewal Annual Information Form of Brascan dated May 19, 2004;

(b)	Brascan’s management information circular dated March 26, 2004, other than the sections entitled “Report on Executive Compensation” and “Performance Graph”;

(c)	management’s discussion and analysis for the year ended December 31, 2003, included as pages 11 through 56 of the 2003 Annual Report of Brascan;

(d)	audited financial statements of Brascan and the notes thereto for the financial years ended December 31, 2003 and 2002, together with the report of the auditors thereon, found at pages 57 through 95 of the 2003 Annual Report of Brascan; and

(e)	unaudited comparative financial statements of Brascan contained in the Interim Report to Shareholders for the period ended September 30, 2004 and with management’s discussion and analysis.

               Any documents of Brascan of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference into this Circular.

               Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

INFORMATION CONCERNING TRILON

               Trilon, a wholly-owned direct subsidiary of Brascan, was incorporated under the Act on August 14, 1989. The registered and principal office of Trilon is BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3. The authorized capital of Trilon consists of an unlimited number of common shares, an unlimited number of senior preference shares, an unlimited number of class A junior preference shares, an unlimited number of class B junior preference shares, an unlimited number of class A participating preference shares and an unlimited number of class B participating preference shares. As at November 30, 2004, the following shares of Trilon were issued and outstanding: 100,000 common shares; 11,810,200 senior preference shares; 6,000,000 class A participating preference shares; 4,000,000 class B participating preference shares; 12,217,240 class A junior preference shares and 13,800,000 class B junior preference shares. At the Effective Date, Trilon’s only material assets will be 151,713,608 Common Shares, 5,000,000 Class III Series One Shares and 482,888 Class III Series Two Shares of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

               To the knowledge of the directors and officers of the Corporation, no insider of the Corporation or any associate or affiliate of an insider has or had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

               No person who has been a director or an officer of the Corporation since the beginning of the last completed financial year, or any associate of any such director or officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

PRICE RANGE AND TRADING VOLUMES FOR THE PREFERRED SHARES

               The Class I Series A Shares, Class II Series Two Shares and the Class II Series Three Shares are the only shares of the Corporation listed on the TSX. The following is a summary of the price range and trading volumes for these shares.

Class I Series A Shares

               The Class I Series A Shares are traded on the TSX under the symbol BNF.PR.A. The combined volume and price ranges of the Class I Series A Shares are set forth in the following table for the periods indicated.

	Price per Share
Quarter	High	Low	Average(1)	Volume
2004
Fourth Quarter (through November 30, 2004)	$24.15	$22.85	$23.74	420,335
Third Quarter	24.75	22.75	23.27	261,935
Second Quarter	24.00	22.75	23.31	146,434
First Quarter	24.00	22.75	23.26	672,355
2003
Fourth Quarter	24.00	21.50	22.87	1,320,725
Third Quarter	21.85	18.45	21.10	870,607
Second Quarter	19.55	18.35	18.82	705,101
First Quarter	19.75	15.90	17.87	2,198,717

(1)	Volume weighted average of trading prices.

               The closing price of the Class I Series A Shares on the TSX on December 3, 2004, the last date on which the Class I Series A Shares traded prior to the first announcement of the proposed Amalgamation, was $23.50.

Class II Series Two Shares

               The Class II Series Two Shares are traded on the TSX under the symbol BNF.PR.B. The Class II Series Two Shares were not traded on the TSX in 2003 or 2004. The closing price of the Class II Series Two Shares on the TSX on June 5, 2002, the last date on which the Class II Series Two Shares traded, was $85.25.

Class II Series Three Shares

               The Class II Series Three Shares are traded on the TSX under the symbol BNF.PR.C. The combined volume and price ranges of the Class II Series Three Shares are set forth in the following table for the periods indicated.

	Price per Share
Quarter	High	Low	Average(1)	Volume
2004
Fourth Quarter (through November 30, 2004)	$24.60	$22.50	$24.08	527,575
Third Quarter	24.75	22.75	24.35	311,103
Second Quarter	23.60	22.45	22.95	1,111,726
First Quarter	24.00	22.25	23.60	2,676,447
2003
Fourth Quarter	23.50	20.25	22.39	939,349
Third Quarter	21.20	17.10	19.04	3,078,892
Second Quarter	18.20	17.00	17.93	736,304
First Quarter	18.15	15.25	16.70	2,368,450

(1)	Volume weighted average of trading prices.

               The closing price of the Class II Series Three Shares on the TSX on December 3, 2004, the last date on which the Class II Series Three Shares traded prior to the first announcement of the proposed Amalgamation, was $23.21.

EFFECT OF THE AMALGAMATION ON MARKETS AND LISTINGS

               Shortly after the Effective Date, it is intended that the Class I Series A Shares, Class II Series Two Shares and Class II Series Three Shares will be delisted from the TSX, and that the Brascan Class A Preference Shares, Series 13 will be listed in substitution for the Class I Series A Shares and Class II Series Three Shares and

the Brascan Class A Preference Shares, Series 14 will be listed on the TSX in substitution for the Class II Series Two Shares. The TSX has conditionally approved the substitutional listing of the Brascan Class A Preference Shares, Series 13 and 14, subject to filling all the requirements of the TSX. It is expected that these shares will trade under the stock symbols BNN.PR.K and BNN.PR.L.

INFORMATION REGARDING EXECUTIVE COMPENSATION

               Please note that all share amounts reflect Brascan’s 3-for-2 stock split effective June 1, 2004.

Compensation of Named Executive Officers

               The senior management of the Corporation, as at December 31, 2003, consisted of five executive officers: George E. Myhal, President and Chief Executive Officer; Jeffrey M. Blidner, Vice-Chairman; Brian D. Lawson, Managing Partner, Corporate Finance; Samuel J.B. Pollock, Managing Partner, Merchant Banking; and Bruce K. Robertson, Managing Partner, Asset Management (collectively, the “Named Executive Officers”). The following table sets forth all compensation received by the Named Executive Officers from the Corporation, its predecessors and its affiliates for the three years ended December 31, 2003.

			Variable Annual Compensation
				Deferred Share Units		Restricted Share
Name and Principal		Annual Salary Paid	Cash Bonus	(a)		Appreciation Units (a)		Options (a)		Other Annual Compensation
Position	Year	($)	($)	($)	(#)	($) (b)	(#)	($) (c)	(#)	($) (d)
George E. Myhal	2003	325,000	—	—	—	300,000	184,427	300,000	92,213	6,423
President and	2002	325,000	—	250,000	12,585	195,000	125,000	257,400	82,500	6,660
Chief Executive Officer	2001	325,000	—	250,000	11,756	––	––	235,000	75,000	6,012
Jeffrey M. Blidner	2003	325,000	—	—	—	300,000	184,427	300,000	92,213	6,423
Vice-Chairman	2002	325,000	—	250,000	12,585	116,999	100,000	257,400	82,500	6,660
	2001	315,000	—	250,000	11,756	—	—	235,000	75,000	6,012
Brian D. Lawson	2003	325,000	—	—	—	300,000	184,427	300,000	92,213	6,423
Managing Partner	2002	325,000	—	250,000	12,585	195,000	125,000	257,400	82,500	6,660
Corporate Finance	2001	275,000	—	250,000	11,756	—	—	235,000	75,000	6,012
Samuel J.B. Pollock	2003	325,000	—	—	—	300,000	184,427	300,000	92,213	6,423
Managing Partner,	2002	325,000	—	250,000	12,585	116,999	100,000	257,400	82,500	6,660
Merchant Banking	2001	275,000	—	250,000	11,756	—	—	235,000	75,000	6,012
Bruce K. Robertson	2003	325,000	—	—	—	207,200	127,377	292,800	90,000	6,423
Managing Partner	2002	290,000	—	250,000	12,585	—	50,000	257,400	82,500	6,660
Asset Management	2001	240,000	—	250,000	11,756	—	—	235,000	75,000	6,012

Notes:

(a)	The Deferred Share Unit, Restricted Share Appreciation Unit and option awards shown as awards for 2003 were granted on February 11, 2004. The options granted at this date are exercisable at a price of $30.0733 per share.

(b)	These amounts represent the notional value of Restricted Share Appreciation Units taking into account downside risk assumed, five-year vesting provisions and ability to realize gains only upon cessation of employment.

(c)	These amounts represent the value of the options issued on the date of grant derived by application of the Black Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of the Corporation’s Management Share Option Plan.

(d)	These amounts represent taxable benefits for parking and life insurance.

Share Options

               Prior to May 2002, the Corporation granted options to certain officers of the Corporation to purchase Class A Shares under the terms of the Corporation’s Management Share Option Plan (“MSOP”). On May 16, 2002, these options were converted to options to purchase Brascan Class A Limited Voting Shares on a two for one basis. The following table shows the most recent grant of options to purchase Brascan Class A Limited Voting Shares to Named Executive Officers, which were granted on February 11, 2004:

Options Granted on February 11, 2004

				Market Value of
	Brascan Class A	% of Total Options		Securities
	Limited Voting Share	Granted to	Exercise Price	Underlying Options on
Named Executive	Options Granted	Employees of	per Option	the Date of Grant
Officer	(#)	Brascan for 2003 (a)	($)	($/Security)	Expiration Date
George E. Myhal	92,213	5.1%	30.0733	30.0733	February 11, 2014
Jeffrey M. Blidner	92,213	5.1%	30.0733	30.0733	February 11, 2014
Brian D. Lawson	92,213	5.1%	30.0733	30.0733	February 11, 2014
Samuel J.B. Pollock	92,213	5.1%	30.0733	30.0733	February 11, 2014
Bruce K. Robertson	90,000	5.0%	30.0733	30.0733	February 11, 2014

Note:

(a)	Including employees of the Corporation.

               The following table sets forth the options exercised during the fiscal year ended December 31, 2003 and the number and value of the unexercised options as at November 30, 2004 for the Named Executive Officers:

Aggregate Options Exercised during 2003 and Option Values at November 30, 2004

					In-the-Money Value of
			Unexercised Options and		Unexercised Options and
	Securities	Aggregate	Warrants at		Warrants at
	Acquired on Exercise	Value Realized	November 30, 2004(a)		November 30, 2004 (a,b)
	during 2003	during 2003	Exercisable	Unexercisable	Exercisable	Unexercisable
Named Executive Officer	(#)	($)	(#)	(#)	($)	($)
George E. Myhal
- Options	—	—	400,500	261,713	11,481,430	5,194,926
- Warrants (c)	—	—	291,300	—	6,659,118	—
Jeffrey M. Blidner
- Options	—	—	250,500	276,713	6,894,430	5,623,876
Brian D. Lawson
- Options	—	—	306,000	251,213	8,410,810	4,903,546
- Warrants	—	—	149,850	—	3,425,571	—
Samuel J.B. Pollock
- Options	—	—	328,500	251,213	9,400,910	4,903,546
Bruce K. Robertson
- Options	—	—	190,500	237,000	5,070,730	4,537,820

Notes:

(a)	These amounts include the most recent options granted to the Named Executive Officers on February 11, 2004.

(b)	The “in-the-money” value is the amount by which the market value of the Brascan Class A Limited Voting Shares under option or warrant at the date shown exceeded the exercise price of the options or warrants. The closing price of Brascan Class A Limited Voting Shares on the TSX on November 30, 2004 was $42.46.

(c)	Brascan Class A Limited Share warrants purchased for value during 1998 and expiring in 2008.

Restricted Share Unit Plan

Deferred Share Units

     Deferred share units (“Deferred Share Units”) issued under the Corporation’s restricted share unit plan (“RSUP”) may be granted each year at the discretion of the Board to senior executives as part of their annual awards under the Corporation’s variable incentive plan (the “Variable Incentive Plan”), as described below under “Report on Executive Compensation – Long-Term Share Ownership Plans”. The following table sets forth the Deferred Share Units awarded to Named Executive Officers for the year ended December 31, 2003 as part of their annual Variable Incentive Plan awards, and the total number owned and their value as at November 30, 2004. The Deferred Share Units shown as awarded for the year ended December 31, 2003 were issued on February 11, 2004.

	Deferred Share Units Awarded
	for the Year Ended December 31, 2003			Total Deferred Share Units Owned (a)
				Units Owned		Market Value of Units
		Allotment	Allotment	at November 30, 2004		at November 30, 2004(b)
		Price per Unit	Value of Award	Vested	Not Vested	Vested	Not Vested
Named Executive Officer	(#)	($)	($)	(#)	(#)	($)	($)
George E. Myhal	—	—	—	57,594	47,897	2,445,437	2,033,711
Jeffrey M. Blidner	—	—	—	11,327	22,097	480,945	938,263
Brian D. Lawson	—	—	—	45,181	40,212	1,918,391	1,707,398
Samuel J.B. Pollock	—	—	—	36,079	35,690	1,531,927	1,515,398
Bruce K. Robertson	—	—	—	30,586	31,846	1,298,667	1,352,197

Notes:

(a)	These amounts include deferred share units awarded in 2003 to these officers in exchange for waving their rights to future pension and other retirement benefits earned for past service. See “Pension and Retirement Benefits” below.

(b)	The market value of a deferred share unit on November 30, 2004 was $42.46.

Restricted Share Appreciation Units

          Restricted share appreciation units (“Restricted Share Appreciation Units”) may be granted each year at the discretion of the Board to senior executives as part of their annual Variable Incentive Plan awards, as described below under “Report on Executive Compensation – Long-Term Share Ownership Plans”. The redemption value of Restricted Share Appreciation Units is equal to the difference between the market value of an equivalent number of Brascan Class A Limited Voting Shares at the time of redemption and the market value of that number of Brascan Class A Limited Voting Shares at the date of issue (the “Allotment Price”). The following table sets forth the Restricted Share Appreciation Units awarded to Named Executive Officers for the year ended December 31, 2003 and the total number owned and their value as at November 30, 2004. The Restricted Share Appreciation Units shown as awarded for the year ended December 31, 2003 were issued on February 11, 2004, subject to obtaining regulatory consent which has subsequently been obtained.

	Restricted Share Appreciation Units Awarded
	for the Year Ended December 31, 2003			Total Restricted Share Appreciation Units Owned
				Units Owned		Market Value of Units
		Allotment	Allotment Value of Award(a)	at November 30, 2004		at November 30, 2004 (b)
		Price per Unit	Award	Vested	Not Vested	Vested	Not Vested
Named Executive Officer	(#)	($)	($)	(#)	(#)	($)	($)
George E. Myhal	184,427	30.0733	300,000	25,000	284,427	564,833	4,543,763
Jeffrey M. Blidner	184,427	30.0733	300,000	20,000	264,427	451,867	4,091,896
Brian D. Lawson	184,427	30.0733	300,000	25,000	284,427	564,833	4,543,763
Samuel J.B. Pollock	184,427	30.0733	300,000	20,000	264,427	451,867	4,091,896
Bruce K. Robertson	127,377	30.0733	207,200	10,000	167,377	225,933	2,481,510

Notes:

(a)	These amounts represent the notional value of Restricted Share Appreciation Units taking into account downside risk assumed, five-year vesting provisions and ability to realize gains only upon cessation of employment.

(b)	The “in-the-money” value is the amount by which the market value of Brascan Class A Limited Voting Shares exceed the allotment price of the Restricted Share Appreciation Units. The closing price of Brascan Class A Limited Voting Shares on the TSX on November 30, 2004 was $42.46.

Pension and Retirement Benefits

          On April 28, 2003 the Corporation’s executives, including the five Named Executive Officers, agreed to waive their rights to future pension and other retirement benefits in respect of past service and to voluntarily withdraw from participating in the Corporation’s registered defined benefit pension plan and its post-retirement supplementary compensation plans. In return, 14 current and former executives of the Corporation received a total of 145,122 Deferred Shares Units under the RSUP. The Deferred Share Units granted in this connection to the five Named Executive Officers were as follows: George E. Myhal – 38,481; Jeffrey M. Blidner – 2,247; Brian D. Lawson – 21,657; Samuel J.B. Pollock – 8,371; and Bruce K. Robertson – 6,048.

Report on Executive Compensation

          As of the year ended December 31, 2003, the Human Resources and Nominating Committee of the Board of Directors was comprised of Jack L. Cockwell (Chairman), Dr. Sy Eber, Karen Kain, and Donald C. Lowe. The Human Resources and Nominating Committee meets as required, and at least annually, to monitor and review management compensation policies, management succession planning and to review the overall composition and quality of the Corporation’s management resources.

          The Human Resources and Nominating Committee has a specific written mandate to review and approve executive compensation. This includes an annual evaluation of the performance of at least the five Named Executive Officers and a review of a report on the performance of the other executive officers. The Human Resources and Nominating Committee makes recommendations to the Board of Directors with respect to the compensation of the executive officers, and the Board gives final approval on compensation matters.

          Executive compensation is determined based on the relative roles and responsibilities of the executive as compared to other executives in the Corporation and in the Canadian marketplace, as well as on the performance of the executive management team collectively in meeting the Corporation’s goal of enhancing shareholder value. A specific objective of the Corporation is to attract and retain highly qualified and motivated individuals and to encourage a strong team approach. Accordingly, compensation levels are monitored to ensure they are competitive within the relevant marketplace and meet the Corporation’s objectives.

          The compensation arrangements of the Corporation are focussed on rewarding performance and are comprised of two key components: base salaries and a Variable Incentive Plan, which includes cash incentives and participation in the Corporation’s long-term share ownership plans. The Corporation emphasizes improving long-term shareholder value, represented by the growth in the value of the Brascan Class A Limited Voting Shares.

Base Salaries

          Base salaries for the Corporation’s executives are reviewed annually to ensure that they reflect the relative contribution of each executive within the team. The Corporation believes that base salaries for the most senior executives should be set below the median level for comparable companies, taking into consideration the opportunity for the executive to participate at a higher level in the long-term share ownership plans such as allocations under the RSUP and the MSOP. In order to foster a team-based approach, which the Corporation believes is fundamental to meeting its long-term objectives, the difference between the base salaries of the Chief Executive Officer and the other Named Executive Officers is significantly less than in most other corporations.

Variable Incentive Plan

          The Variable Incentive Plan provides for variable compensation awards to executives in an aggregate amount determined based primarily on an evaluation of the senior executive team’s collective performance in meeting the Corporation’s overall business plan objectives, as outlined below under the description of the Chief Executive Officer’s compensation. Similar to the Corporation’s philosophy towards base salaries, the difference between the Variable Incentive Plan awards for the Chief Executive Officer and other senior executives is relatively small. The performance of the individual is measured by the achievement of financial and other objectives. The performance of the individual executive is also taken into account on a subjective basis. In order to further align management objectives with those of the Corporation’s shareholders, executives may elect to receive all or a portion of their annual Variable Incentive Plan awards in Deferred Share Units, Restricted Share Appreciation Units or options, as described below under “Long-Term Share Ownership Plans”.

Long-Term Share Ownership Plans

          The Corporation’s long-term share ownership plans (the “Long-Term Share Ownership Plans”) are intended to reward Management based on increases in the value of Brascan Class A Limited Voting Shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and Management and to motivate executives to improve the Corporation’s long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

          The Corporation’s Long-Term Share Ownership Plans consist of the following components:

(a)	A Restricted Share Unit Plan (RSUP) under which executives of the Corporation may at their option receive all or a portion of their Variable Incentive Plan awards in Deferred Share Units or Restricted Share Appreciation Units. Deferred Share Units and Restricted Share Appreciation Units vest over a five-year period and may only be redeemed for cash during the year following cessation of employment through retirement, resignation, termination or death.

Deferred Share Units are issued based on the closing price of Brascan Class A Limited Voting Shares on the last trading day preceding the date of the award. Holders of Deferred Share Units will be allotted additional Deferred Share Units as dividends are paid on the Brascan Class A Limited Voting Shares on the same basis as if the dividends were reinvested pursuant to Brascan’s dividend reinvestment plan. The redemption value of Deferred Share Units will be equivalent to the market value of an equivalent number of the Brascan Class A Limited Voting Shares.

An executive may also elect to receive all or a portion of their Variable Incentive Plan awards in the form of Restricted Share Appreciation Units within limits approved by the Board of Directors and supported by any accrued value of the executive’s Deferred Share Units. Restricted Share Appreciation Units will not be adjusted for dividends paid on Brascan Class A Limited Voting Shares. The redemption value of Restricted Share Appreciation Units will be equal to the difference between the market value of an equivalent number of Brascan Class A Limited Voting Shares and the original Allotment Price for such Restricted Share Appreciation Units. In the event that any Restricted Share Appreciation Units have a negative value, such amount will be deducted from the aggregate value of the Deferred Share Units or other Restricted Share Appreciation Units held by the executive.

(b)	A Management Share Option Plan (MSOP) under which the executives of the Corporation may elect to receive all or a portion of their Variable Incentive Plan awards in the form of options granted to purchase Brascan Class A Limited Voting Shares at a fixed price, being the closing price of Brascan Class A Limited Voting Shares on the TSX on the last trading day preceding the date of the grant. The options vest as to 20% at the end of each year on a cumulative basis and are exercisable over a ten-year period.

Chief Executive Officer

          Mr. George Myhal, the Chief Executive Officer of the Corporation, has been charged by the Board of Directors to develop and implement a business strategy focussed on creating shareholder value by building a funds management business.

          Mr. Myhal’s overall rewards as a shareholder and officer of the Corporation are linked directly to the performance of the Corporation as reflected by the growth in the Corporation’s operating cash flows.

          Mr. Myhal’s personal performance, as well as the performance of the Corporation’s senior executive team, is rated each year in relation to the achievement of predetermined objectives. Major achievements in 2003 included:

•	increasing net income to $1.97 per share for 2003, which exceeded plan;

•	increasing assets under management to $7 billion, which exceeded plan;

•	integrating the Corporation’s asset management operations, including the launch of the Brascan Real Estate Opportunity Fund and the Brascan Real Estate Finance Fund, and the initiation of the Corporation’s Timberland Fund;

•	realizing a substantial gain from the sale of the Corporation’s investment in Northgate Exploration Limited;

•	introducing a number of new shareholders and asset level institutional partners; and

•	demonstrating strong leadership to the other senior executives in the execution of the Corporation’s business strategy and achievement of related objectives.

          Mr. Myhal received a salary of $325,000 during 2003, compared with $325,000 in 2002. In addition, taking into account Mr. Myhal’s performance as described above, the Human Resources and Nominating Committee, at its meeting in February 2004, awarded Mr. Myhal $600,000 under the Variable Incentive Plan. Mr. Myhal elected to receive one-half of his variable compensation in the form of Restricted Share Appreciation Units, based on a Black Scholes valuation, and the other half in the form of options, also based on a Black Scholes valuation. As a result, no portion of Mr. Myhal’s variable compensation for 2003 was paid to him in cash. The Restricted Share Appreciation Units vest over five years and are only redeemable upon Mr. Myhal’s retirement from the Corporation for an amount equal to the increase in the price of the Brascan Class A Limited Voting Shares between the date of the issue of the Restricted Share Appreciation Units and their redemption.

          Report presented by the members of the Committee:

          Jack L. Cockwell (Chairman), Karen Kain, Dr. Sy Eber and Donald C. Lowe.

Indebtedness to the Corporation

          In response to changing US guidelines on executive loans, the Corporation discontinued granting any further executive loans under its Management Share Purchase Plan (“MSPP”) and its Executive Share Ownership Plan (“ESOP”) effective June 2002.

          As at November 30, 2004, aggregate indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of all officers, directors and employees and former officers, directors and employees of the Corporation and its subsidiaries made in connection with the purchase of securities of the Corporation or other approved shares was approximately $17.8 million. This indebtedness to the Corporation represents loans to executives pursuant to the Corporation’s MSPP and ESOP, as described below.

          Under the ESOP, loans were made to executive officers of the Corporation to enable them to continue to own shares (the “Approved Shares”) designated by the Board of Directors, excluding shares pledged under the MSPP. Each loan is evidenced by a promissory note of the executive officer and the Approved Shares are pledged as collateral security for the payment of the note. The loans bear interest, payable quarterly, at a rate equal to the prime rate of a Canadian chartered bank.

          The indebtedness of directors, executive officers and senior officers to the Corporation or its subsidiaries, entered into in connection with purchases of securities of the Corporation or other Approved Shares is shown in the following table:

				Largest Amount	Amount
				Outstanding	Outstanding as at
	Place of	Principal Position	Issuer	December 31, 2003 (a)	November 30, 2004 (a)
Name	Residence	of Borrower	Company	($)	($)
Colum P. Bastable	Aurora, Ontario	Managing Partner, Brascan Financial Corporation	Brascan Financial	250,000	250,000

Jeffrey M. Blidner	Toronto, Ontario	Vice Chairman, Brascan Financial Corporation	Brascan Financial	3,434,385	2,434,385

Simon P. Dean	Oakville, Ontario	Managing Partner, Brascan Financial Corporation	Brascan Financial	435,606	—

Brian D. Lawson	Toronto, Ontario	Managing Partner, Brascan Financial Corporation	Brascan Financial	3,500,000	—

Frank N.C. Lochan	Oakville, Ontario	Managing Partner, Brascan Financial Corporation	Brascan Financial	2,878,718	1,033,718

George E. Myhal	Toronto, Ontario	Chief Executive Officer, Brascan Financial Corporation	Brascan Financial	3,452,041	3,047,041

Sam J.B. Pollock	Oakville, Ontario	Managing Partner, Brascan Financial Corporation	Brascan Financial	3,496,876	2,996,876

Timothy R. Price	Toronto, Ontario	Chairman, Brascan Financial Corporation	Brascan Financial	2,237,276	2,237,276

Bruce K. Robertson	Toronto, Ontario	Managing Partner, Brascan Financial Corporation	Brascan Financial	2,552,696	2,552,696

Note:

(a)	The security for indebtedness referred to above are Brascan Class A Limited Voting Shares, publicly traded securities of associated companies or securities of Partners or BNN Investments Ltd.

          As at November 30, 2004, there was no indebtedness by officers, directors or former officers, directors or employees of the Corporation or its subsidiaries, to the Corporation or its subsidiaries, other than in connection with purchases of securities of the Corporation or its subsidiaries or other Approved Securities and other than “routine indebtedness” under applicable Canadian securities law.

Compensation of Directors

          Directors of the Corporation who are not full-time employees of the Corporation or an associated corporation or who do not represent the major shareholder of the Corporation (“Independent Directors”) are entitled to receive as directors an annual fee of $30,000. In addition, the chairman of the Audit Committee receives an annual fee of $3,000 and the lead Independent Director receives an annual fee of $3,000. Directors who are members of committees no longer receive an attendance fee for each committee meeting attended. In the 2003 fiscal year, directors of the Corporation received a total of $190,050 compensation and received a total of $162,000 for 2004 to the date of this Circular. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.

Directors’ and Officers’ Liability Insurance

     The Corporation maintains directors’ and officers’ insurance with an annual policy limit of $50,000,000 subject to a corporate deductible of $250,000 per loss. Under this insurance coverage, the Corporation and certain of its associated companies (the “Group”) are reimbursed for indemnity payments made to directors or officers required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers without any deductible if they are not indemnified by the Group. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The cost of such insurance is borne by the Group and is approximately $91,401 and $98,713 (inclusive of GST) annually.

CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

          Corporate governance relates to the activities of the Board of Directors who are elected by and are accountable to the shareholders, and takes into account the role of Management who are appointed by the Board of Directors and who are charged with the ongoing management of the Corporation.

          The Board of Directors encourages sound corporate governance practices designed to promote the well-being and ongoing development of the Corporation, having always as its ultimate objective the best long-term interests of the Corporation and the enhancement of value for all shareholders. The Board also believes that sound corporate governance benefits the Corporation’s employees and the communities in which the Corporation operates.

          The Board is of the view that the Corporation’s governance policies and practices, outlined below, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada adopted by the TSX.

Board of Directors

Mandate of the Board

          The Board of Directors oversees the management of the Corporation’s affairs directly and through its committees. In doing so, the Board acts at all times with a view to the best interests of the Corporation and its shareholders. In fulfilling its mandate, the Board, among other matters, is responsible for: reviewing the Corporation’s overall business strategies and its annual business plan for achieving its objectives; reviewing the principal risks of the Corporation’s business to ensure that appropriate systems are in place to manage these risks; reviewing strategic initiatives to ensure that the Corporation’s proposed actions accord with shareholder objectives; appointing the Corporation’s senior executives and reviewing succession planning; assessing Management’s performance against approved business plans and industry standards; reviewing and approving the reports issued to shareholders, including annual and interim financial statements, as well as materials prepared for shareholders’ meetings; ensuring the effective operation of the Board of Directors; and safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources, including setting an appropriate dividend policy.

Meetings of the Board

          The Board of Directors meets at least once in each quarter, with additional meetings held when appropriate. The Board also meets annually to review and approve the Corporation’s business plan. In 2003, there were four regular meetings and one special meeting to review the Corporation’s strategic business plan. During the period in 2004 prior to the date of this Circular, the Board met four times on regularly scheduled matters and once to consider this proposed Amalgamation. Meeting frequency and agenda items may change depending on the opportunities or risks facing the Corporation.

          The Independent Directors of Brascan Financial meet privately at each Board meeting, without Management present, to discuss any matters relevant to the operation and to governance. Subsequent communications and discussion with Management then take place.

Size of Board

          The Board of Directors currently consists of 12 members. The Board of Directors considers this to be an appropriate number to ensure an effective and efficient board given the range of its financial services operations.

Composition of the Board and Representation of Shareholder Interests

          The Board of Directors is comprised of Independent Directors, individuals nominated by its principal shareholder and directors drawn from Management. The Board believes that this combination leads to a constructive exchange of views in Board deliberations, resulting in objective, well-balanced and informed discussion and decision-making.

          The Board considers that nine of its current 12 directors, comprising a majority of the Board, are unrelated directors within the meaning of the Guidelines adopted by the TSX, that is, free from any interest, business or other relationships (other than interest and relationships arising from shareholdings) which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Corporation and all its shareholders. In making this determination, the circumstances of each director have been examined in relation to a number of factors, including whether or not they are, or have been, members of Management or an officer of a subsidiary. The three directors who are related are J.M. Blidner, G.E. Myhal and T.R. Price, all of whom are members of Management.

          The Board considers that seven of the current nine unrelated directors are also Independent Directors in the sense that they are free from any interests in or relationships with its major shareholder. These directors are A.G. Craig, S.E. Crocker, W.A. Dimma, S. Eber, K. Kain, D.C. Lowe and F. Potter. The other two unrelated directors, J.L Cockwell and J.B. Flatt represent the major shareholder.

          The Corporation believes that the membership on the Board of the Independent Directors fairly represents the investment in the Corporation by minority shareholders.

Committees of the Board

          The Board of Directors believes that Board committees assist in the effective functioning of the Board of Directors and that the composition of Board committees should ensure that the views of unrelated and Independent Directors are effectively represented. The Board of Directors has three standing committees: the Audit Committee, the Governance and Business Conduct Committee and the Human Resources and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board of Directors retains overall responsibility for corporate governance matters, each of the committees of the Board has specific responsibilities for certain aspects of corporate governance. These responsibilities and the composition of each standing committee are described below.

Audit Committee

          The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting, risk management and internal controls, reviewing all public disclosure documents and monitoring the performance of the Corporation’s external auditors. The Audit Committee is responsible for reviewing the Corporation’s interim and annual financial statements and management’s financial analysis and review of operations prior to their approval by the full Board of Directors and release to the public. The Audit Committee also meets periodically in private with the Corporation’s external auditors to discuss and review specific issues as appropriate. The Audit Committee met five times in 2003 and four times in 2004 prior to the date of this Circular.

          The Audit Committee is currently comprised of the following four directors, all of whom are unrelated and Independent Directors: A. Gordon Craig, William A. Dimma, Donald C. Lowe (Chairman) and Frank Potter.

Governance and Business Conduct Committee

          It is the responsibility of the Governance and Business Conduct Committee, in consultation with the Chairman of the Board of Directors, to review the effectiveness of the Board’s operations and its relations with Management, to assess the performance of the Board, the committees of the Board and its individual directors and to review the Corporation’s statement of corporate governance practices. The Governance and Business Conduct Committee also has the responsibility of reviewing the business ethics and conflicts of interest of employees, directors and shareholders. The Board of Directors has established an Investment, Credit and Risk Management Policy which establishes limits for various transactions. All proposed transactions, which fall under OSC Rule 61-501 “Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions” or are above the limits established by the Board and involve related parties, must be approved in advance by the Governance and Business Conduct Committee. The Governance and Business Conduct Committee met twice in 2003 and once in 2004 prior to the date of this Circular.

          The Governance and Business Conduct Committee is currently comprised of the following four directors, all of whom are unrelated and Independent Directors: A. Gordon Craig, Susan E. Crocker, William A. Dimma (Chairman), Frank Potter.

Human Resources and Nominating Committee

          The Human Resources and Nominating Committee is responsible for reviewing and reporting to the Board on management resource planning, including responsibilities of senior management; succession planning and proposed senior management appointments; the form of executive compensation in general; the performance of senior management against written objectives and the levels of compensation of senior executives. The Human Resources and Nominating Committee also has the responsibility, in consultation with the Chairman of the Board to periodically assess the size and composition of the Board and its committees, to propose new nominees to the Board, and review and recommend directors’ compensation. The Human Resources and Nominating Committee met once in 2003 and once in 2004 prior to the date of this Circular.

          The Human Resources and Nominating Committee is currently comprised of the following four directors, a majority of whom are unrelated and Independent Directors: Jack L. Cockwell (Chairman), Dr. Sy Eber, Karen Kain and Donald C. Lowe.

Management

          The primary responsibility of Management is to safeguard the Corporation’s assets and to create wealth for its shareholders. When Management’s performance is found to be inadequate, the directors have the responsibility to bring about change to enable the Corporation to perform satisfactorily. The Corporation’s governance principles are intended to encourage autonomy and effective decision making on the part of Management while ensuring scrutiny by the Board of Directors and its committees.

Management’s Relationship to the Board

          Management reports to and is accountable to the Board of Directors. Jeffrey M. Blidner, the Vice-Chairman of the Corporation, Timothy R. Price, the Chairman of the Corporation and George E. Myhal, the President and Chief Executive Officer of the Corporation are also members of the Board of Directors. At its meetings, the Board regularly engages in a private session with the Corporation’s Chairman and President without other members of senior management present. The Board also meets independently of all senior management on a regular basis, under the leadership of an independent lead director, William A. Dimma.

Management Accountability

          The Board of Directors believes in the importance of developing business plans to ensure the compatibility of shareholder, Board and Management views on the Corporation’s strategic direction and performance targets, and the effective utilization of shareholder capital. A special meeting of the Board is held each year to review the strategic initiatives and annual business plan submitted by senior management. The Board’s approval of the annual business plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the necessary Board support. Material deviations from the plan are reported to and considered by the Board.

Board Information

          The information provided by Management to directors is considered to be critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by Management of corporate developments and key decisions taken by Management in pursuing the Corporation’s strategic plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by Management to the Board.

          New directors are provided with comprehensive information about the Corporation and its affiliates. Directors have the opportunity to meet and to participate in work sessions with senior management to obtain insight into the operations of the Corporation and its affiliates. Individual directors are also free to consult with members of senior management, whenever they so require, and to engage outside advisors with Board authorization.

Management Rewards

          The Corporation’s compensation policies are intended to provide a direct link between management rewards and the wealth created for shareholders, so that the largest portion of senior executives’ rewards can be earned through share ownership. The Corporation is committed to conducting periodic reviews of its compensation practices to ensure that Management is fairly rewarded over time based on performance.

Communication and Disclosure Policies

          The Corporation endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. It also maintains a web site that provides summary information on the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors.

          The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors. The Corporation also endeavours to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation’s Chairman.

          The Corporation also has a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation.

Code of Business Conduct

          In August 2003, the Board of Directors approved a Code of Business Conduct (“Code”) for the directors and employees of the Corporation and its wholly-owned subsidiaries. It has always been the policy of the Corporation that all its activities be conducted with the highest standards of honesty and integrity and in compliance with all legal requirements. The Code formally sets out standards for behaviour and practice and requires all directors and employees to indicate in writing their familiarity with the Code and their agreement to comply with it. This Code is reviewed annually by the Board of Directors.

AUDITORS, TRANSFER AGENT AND REGISTRAR

          The auditor of the Corporation is Deloitte & Touche LLP, Chartered Accountants, Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2V1.

          The transfer agent and registrar of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

LEGAL MATTERS

Counsel

          Torys LLP, counsel to the Corporation and to Brascan, has provided legal advice upon certain corporate, securities and tax law matters in connection with the Amalgamation.

          As of November 30, 2004, the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class of securities of the Corporation or of Brascan.

Eligibility for Investment

          In the opinion of Torys LLP, at the Effective Date, the Brascan Class A Preference Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan. In addition, at the Effective Date the Brascan Class A Preference Shares will not constitute foreign property for persons subject to tax under Part XI of the Tax Act.

ADDITIONAL INFORMATION REGARDING THE CORPORATION —
DOCUMENTS INCORPORATED BY REFERENCE

          The following documents of the Corporation filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

(a)	Renewal Annual Information Form of the Corporation dated May 19, 2004;

(b)	management’s discussion and analysis for the year ended December 31, 2003, included as pages 2 through 12 of the 2003 Annual Report of the Corporation;

(c)	audited financial statements of the Corporation and the notes thereto for the financial years ended December 31, 2003 and 2002, together with the report of the auditors thereon, found at pages 13 through 27 of the 2003 Annual Report of the Corporation; and

(d)	unaudited comparative financial statements of the Corporation contained in the Interim Report to Shareholders for the period ended September 30, 2004 and with management’s discussion and analysis.

          Any documents of the Corporation of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference into this Circular.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

AVAILABILITY OF PUBLIC DISCLOSURE DOCUMENTS

          Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this Circular under the headings “Information Concerning Brascan — Brascan Documents Incorporated by Reference” and “Additional Information Regarding the Corporation — Documents Incorporated by Reference” may

be obtained on request without charge from the Secretary of the Corporation, Suite 300, P.O. Box 762, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3 (Telephone 416-363-0061) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

APPROVAL AND CERTIFICATE

          The contents and sending of the Circular have been approved by the Board of Directors of the Corporation. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

          DATED at Toronto, Ontario on December 6, 2004.

“George E. Myhal”	“Trevor D. Kerr”

President and Chief Executive Officer	Vice President and Secretary

CONSENTS

To:     The Board of Directors of Brascan Financial Corporation

          We hereby consent to the reference to our name under the heading “Legal Matters — Counsel” and to the reference to our name and the use of our opinion under the headings “Information Regarding the Amalgamation — Certain Canadian Federal Income Tax Considerations” and “Legal Matters — Eligibility for Investment” in the Management Information Circular of Brascan Financial Corporation dated December 6, 2004.

Toronto, Ontario
December 6, 2004	(Signed) Torys LLP

          We have read the Notice of Special Meeting and Management Information Circular of Brascan Financial Corporation (the “Corporation”) dated December 6, 2004 relating to the proposed amalgamation of the Corporation and Trilon Holdings Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

          We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the two year period ended December 31, 2003. Our report is dated February 10, 2004.

          We also consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of Brascan Corporation (“Brascan”) on the consolidated balance sheets of Brascan as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for each of the years in the two year period ended December 31, 2003. Our report is dated February 11, 2004.

Toronto, Ontario	(Signed) Deloitte & Touche LLP
December 6, 2004	Chartered Accountants

APPENDIX 1

SPECIAL RESOLUTION

BRASCAN FINANCIAL CORPORATION
(the “Corporation”)

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The amalgamation (the “Amalgamation”) of Brascan Financial Corporation (the “Corporation”) and Trilon Holdings Inc. (“Trilon”) upon the terms and conditions set forth in the form of amalgamation agreement (the “Amalgamation Agreement”) between the Corporation, Brascan Corporation and Trilon substantially in the form of the Amalgamation Agreement attached as Appendix 2 to the Management Information Circular of the Corporation dated December 6, 2004, is hereby approved;

2.	The Amalgamation Agreement is hereby approved;

3.	The Board of Directors of the Corporation is hereby authorized to revoke this resolution at any time prior to the Amalgamation becoming effective without further approval of the shareholders of the Corporation and to determine not to proceed with the Amalgamation; and

4.	Any two or more officers and directors of the Corporation are hereby authorized to take any and all such other steps or actions as may be reasonably necessary or appropriate in connection with the Amalgamation, including, without limitation, actions to amend, extend, waive conditions of or terminate the Amalgamation Agreement and to execute and deliver for and in the name of and on behalf of the Corporation, whether under corporate seal or not, all such other certificates, instruments, agreements, documents and notices, including articles of amalgamation, to take such further actions as may be necessary or appropriate to carry out the purposes and intent of the foregoing resolutions.

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APPENDIX 2

AMALGAMATION AGREEMENT

          THIS AMALGAMATION AGREEMENT is made as of the 30th day of December, 2004,

A M O N G:

BRASCAN FINANCIAL CORPORATION, a corporation incorporated under the laws of the Province of Ontario

(hereinafter called “BFC”)

- and -

TRILON HOLDINGS INC., a corporation incorporated under the laws of the Province of Ontario

(hereinafter called “Trilon”)

- and -

BRASCAN CORPORATION, a corporation incorporated under the laws of the Province of Ontario

(hereinafter called “Brascan”)

RECITALS:

          A. BFC and Trilon have agreed to amalgamate pursuant to the Business Corporations Act (Ontario) and for such purpose Brascan has agreed to make available its Class A Preference Shares;

          B. BFC and Trilon have each made disclosure to the other of their respective assets and liabilities; and

          C. It is desirable that this amalgamation should be effected.

          NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1. Interpretation

          In this Agreement, the following terms have the following meanings:

1.1 “Act” means the Business Corporations Act (Ontario);

1.2 “Agreement” means this amalgamation agreement, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement;

1.3 “Amalgamated Corporation” means the corporation continuing from the amalgamation of the Amalgamating Corporations;

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1.4 “Amalgamating Corporations” means BFC and Trilon;

1.5 “Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

1.6 “Dissenting Shareholder” means a shareholder of BFC who, in connection with the special resolution of the preferred shareholders of BFC which approves and adopts this Agreement, has sent to BFC a written objection and a demand for payment within the time limits and in the manner prescribed by Sections 185(6) and 185(10) of the Act respectively with respect to his preferred shares; and

1.7 “Effective Date” means the date of the Amalgamation as set forth in the certificate of amalgamation issued to the Amalgamated Corporation.

          Words and phrases used but not defined in this Agreement and defined in the Act shall have the same meaning in this Agreement as in the Act unless the context or subject matter otherwise requires.

2. Agreement to Amalgamate

          The Amalgamating Corporations do hereby agree to amalgamate pursuant to the provisions of Section 174 of the Act as of the Effective Date and to continue as one corporation on the terms and conditions set out in this Agreement.

3. Name

          The name of the Amalgamated Corporation shall be that of an Ontario numbered company.

4. Registered Office

          The registered office of the Amalgamated Corporation shall be in the Municipality of Metropolitan Toronto in the Province of Ontario and will initially be located at BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

5. Authorized Capital

          The Amalgamated Corporation is authorized to issue one class of shares consisting of an unlimited number of shares to be designated as “common shares”.

6. Private Company Restrictions

6.1 The right to transfer shares of the Amalgamated Corporation shall be restricted in that no shareholder shall be entitled to transfer any share or shares without either:

6.1.1	the approval of the directors of the Amalgamated Corporation expressed by a resolution passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or

6.1.2	the approval of the holders of at least a majority of the shares of the Amalgamated Corporation entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares.

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6.2 The number of shareholders of the Amalgamated Corporation, exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of the Amalgamated Corporation, were, while in that employment, and have continued after the termination of that employment to be, shareholders of the Amalgamated Corporation, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

6.3 Any invitation to the public to subscribe for securities of the Amalgamated Corporation is prohibited.

7. Number of Directors

          The board of directors of the Amalgamated Corporation shall, until otherwise changed in accordance with the Act, consist of a minimum number of one and a maximum number of ten directors.

8. Business

          There shall be no restrictions on the business which the Amalgamated Corporation is authorized to carry on.

9. Initial Directors

          The first directors of the Amalgamated Corporation shall be the persons whose names and addresses appear below:

Name	Address	Resident Canadian
George E. Myhal	Suite 300, 181 Bay Street, BCE Place, Toronto, Ontario, M5J 2T3	Yes

Frank N.C. Lochan	Suite 300, 181 Bay Street, BCE Place, Toronto, Ontario, M5J 2T3	Yes

Lenis W. Quan	Suite 300, 181 Bay Street, BCE Place, Toronto, Ontario, M5J 2T3	Yes

Brian D. Lawson	Suite 300, 181 Bay Street, BCE Place, Toronto, Ontario, M5J 2T3	Yes

          Such directors shall hold office until the next annual meeting of shareholders of the Amalgamated Corporation or until their successors are elected or appointed.

10. Amalgamation

          On the Effective Date:

10.1 a Dissenting Shareholder will be entitled to be paid the fair value for the issued shares of BFC held by the shareholder, by BFC or the Amalgamated Corporation in accordance with the Act;

10.2 each issued and outstanding share of BFC (other than the shares held by Dissenting Shareholders) will, on and from the Effective Date, be converted into issued shares in the capital of the Amalgamated Corporation or Brascan as follows:

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10.2.1	each issued and outstanding Class A Share will be cancelled;

10.2.2	each issued and outstanding Class B Non-Voting Share will be cancelled;

10.2.3	each issued and outstanding Floating Rate Class I Preferred Share, Series A will become one Brascan Class A Preference Share, Series 13;

10.2.4	each issued and outstanding Floating Rate Class II Preferred Share, Series Two will become one Brascan Class A Preference Share, Series 14;

10.2.5	each issued and outstanding Class II Preferred Share, Series Three (will become one Brascan Class A Preference Share, Series 13;

10.2.6	each issued and outstanding Auction Perpetual Class II Preferred Share, Series Four will become one Brascan Class A Preference Share, Series 15;

10.2.7	each issued and outstanding Class III Preferred Share, Series One will be cancelled;

10.2.8	each issued and outstanding Class III Preferred Share, Series Two will be cancelled; and

10.3 each issued share and outstanding share of Trilon will, on and from the Effective Date, be converted into issued shares in the capital of the Amalgamated Corporation or Brascan as follows:

10.3.1	each issued and outstanding common share will become one common share of the Amalgamated Corporation;

10.3.2	each issued and outstanding Senior Preference Share (other than those held by Brascan) will become one Brascan Class A Preference Share, Series 16;

10.3.3	each issued and outstanding Senior Preference Share held by Brascan will become one common share of the Amalgamated Corporation;

10.3.4	each issued and outstanding Class A Participating Preference Share will become one common share of the Amalgamated Corporation;

10.3.5	each issued and outstanding Class B Participating Preference Share will become one common share of the Amalgamated Corporation;

10.3.6	each issued and outstanding Class A Junior Preference Share will become one common share of the Amalgamated Corporation; and

10.3.7	each issued and outstanding Class B Junior Preference Share will become one common share of the Amalgamated Corporation.

11. Stated Capital Accounts

     11.1 The stated capital account in the records of Brascan shall be:

(a)	for the Class A Preference Shares, Series 13, an amount equal to the number of Class A Preference Shares, Series 13 issued on the Amalgamation multiplied by $25;

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(b)	for the Class A Preference Shares, Series 14, an amount equal to the number of Class A Preference Shares, Series 14 issued on the Amalgamation multiplied by $100;

(c)	for the Class A Preference Shares, Series 15, an amount equal to the number of Class A Preference Shares, Series 15, issued on the Amalgamation multiplied by $25; and

(d)	for the Class A Preference Shares, Series 16, an amount equal to $1.

11.2	The stated capital account in the records of the Amalgamated Corporation shall be for the Common Shares, an amount equal $1.

12. Payment by Brascan

          On the Effective Date, Brascan shall issue its Class A Preference Shares to BFC shareholders on the basis specified in Section 10.3.

13. By-Laws

          The by-laws of the Amalgamated Corporation, until repealed, amended or altered, shall be the by-laws of BFC.

14. Conditions Precedent

          The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the mutual consent of such parties without prejudice to their rights to rely on any other or others of such conditions:

14.1 the Class A Preference Shares of Brascan, Series 13 and 14 will be freely tradeable in all jurisdictions in Canada in which holders reside and the Class A Preference Shares of Brascan, Series 13 and 14 will have been conditionally approved for listing on or before the Effective Date by the Toronto Stock Exchange, subject to fulfilling all of the requirements of the Toronto Stock Exchange;

14.2 all necessary governmental or regulatory approvals and consents in respect of the Amalgamation have been obtained; and

14.3 no action, suit or proceeding shall have been threatened or taken before or by any court or tribunal and no law shall be proposed or enacted nor there shall have occurred or been threatened a change (or any condition, event or development involving a prospective change) in the business, assets, capitalization, financial condition or prospects of the Amalgamating Corporations or any of their respective subsidiaries, which, in the sole judgment of either of the Amalgamating Corporations in any such case, might make it inadvisable for Brascan or the Amalgamating Corporations to proceed with the Amalgamation.

15. Termination

          This Agreement may, prior to the issuance of a certificate of amalgamation, be terminated by the board of directors of BFC or Trilon notwithstanding the approval of the shareholders of BFC and Trilon of the terms and conditions hereof.

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16. Filing of Documents

          Upon the shareholders of each of the Amalgamating Corporations approving this Agreement by special resolution in accordance with the Act, the Amalgamating Corporations shall jointly file with the Director under the Act articles of amalgamation and such other documents as may be required.

17. Governing Law

          This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

18. Entire Agreement

          This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement thereto, by any party to this Agreement or its directors, officers, employees or agents, to any other party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact. Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

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          IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BRASCAN FINANCIAL CORPORATION

by:

Name:
Title:

by:

Name:
Title:

TRILON HOLDINGS INC.

by:

Name:
Title:

BRASCAN CORPORATION

by:

Name:
Title:

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APPENDIX 3

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

          The procedure to be followed by a shareholder who intends to dissent from the special resolution approving the amalgamation of Brascan Financial Corporation (the “Corporation”) and Trilon Holdings Inc. (the “Amalgamation”) described in the accompanying management information circular and who wishes to require the Corporation to acquire his shares and pay him fair value thereof, determined as of the close of business on the day before the special resolution is adopted, is set out in section 185 of the Business Corporations Act (Ontario) (the “OBCA”).

          Section 185 provides that a shareholder may only make a claim with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 185 in respect of shares in that shareholder’s name. In many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 185 directly (unless the shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder’s behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

          A registered shareholder who wishes to invoke the provisions of section 185 of the OBCA must send to the Corporation a written objection to the special resolution (the “Notice of Dissent”) at or before the time fixed for the shareholders meeting at which the special resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his right to vote on the special resolution but a vote either in person or by proxy against the special resolution does not constitute a Notice of Dissent. A vote in favour of the special resolution will deprive the registered shareholder of further rights under section 185 of the OBCA.

          Within 10 days after the adoption of the special resolution by the shareholders, the Corporation is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the special resolution or withdrawn his objection (a “Dissenting Shareholder”) that the special resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he receives notice of adoption of the special resolution, or, if he does not receive such notice, within 20 days after he learns that the special resolution has been adopted, send to the Corporation a written notice (the “Demand for Payment”) containing his name and address, the number and class of shares in respect of which he dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he dissents to the Corporation or its transfer agent. The Corporation or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 185 of the OBCA and shall forthwith return the share certificates to the Dissenting Shareholder.

          If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he has no right to make a claim under section 185 of the OBCA.

          After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he has dissented other than the right to be paid the fair value of such shares as determined under section 185 of the OBCA, unless: (i) the Dissenting Shareholder withdraws his Demand for Payment before the Corporation makes a written offer to pay (the “Offer to Pay”); (ii) the Corporation fails to make

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a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his Demand for Payment; or (iii) the directors of the Corporation revoke the special resolution relating to the Amalgamation, in all of which cases the Dissenting Shareholder’s rights as a shareholder are reinstated.

          Not later than seven days after the later of the effective date of the Amalgamation and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within 10 days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

          If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the effective date of the Amalgamation or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the Superior Court of Justice of Ontario for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

          Before making application to the court or not later than 7 days after receiving notice of an application to the court by a Dissenting Shareholder, the Corporation shall give to each Dissenting Shareholder who has sent to the Corporation a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. A similar notice shall be given to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings commenced by the application, sends the Corporation a Demand for Payment and does not accept an Offer to Pay, such notice to be sent within 3 days thereafter. All such Dissenting Shareholders shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any person is a Dissenting Shareholder who should be joined as a party to such application.

          The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Amalgamation until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder, who whether before or after the date of the order, sends the Corporation a Demand for Payment and does not accept an Offer to Pay. The cost of any application to a court by the Corporation or a Dissenting Shareholder will be in the discretion of the court. Where, however, the Corporation fails to make an Offer to Pay, the costs of the application by a Dissenting Shareholder are to be borne by the Corporation unless the court otherwise orders.

          The above is only a summary of the dissenting shareholder provisions of the OBCA, which are technical and complex. It is suggested that a shareholder of the Corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

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APPENDIX 4

SECTION 185 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

          185. (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176; (d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184(3),

          a holder of shares of any class or series entitled to vote on the resolution may dissent.

          (2) Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170(5) or (6).

          (3) Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

          (4) Shareholder’s right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

          (5) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

          (6) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

          (7) Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

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          (8) Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

          (9) Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

          (10) Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

          (11) Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

          (12) Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

          (13) Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

          (14) Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

          (15) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

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(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

          (16) Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

          (17) Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

          (18) Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

          (19) Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

          (20) Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

          (21) Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

          (22) Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

          of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

          (23) Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

          (24) Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

          (25) Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

          (26) Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

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          (27) Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

          (28) Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

          (29) Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

          (30) Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

          (31) Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

          (32) Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

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PROXY

PROXY, solicited by Management for a Special Meeting of the Shareholders of Brascan Financial Corporation to be held on Thursday, December 30, 2004 at 11:00 a.m. and all adjournments thereof.

The undersigned shareholder of Brascan Financial Corporation (the “Corporation”) hereby appoints GEORGE E. MYHAL, or failing him, TREVOR D. KERR (or in lieu thereof               ), as proxy, with the power of substitution, to attend, act and vote for and on behalf of the undersigned, at the Special Meeting of Shareholders of the Corporation to be held on Thursday, December 30, 2004 and at any and all adjournments thereof, in the manner specified below, upon the following matters:

1.	Special resolution (the “Special Resolution”) approving the amalgamation (the “Amalgamation”) of the Corporation and Trilon Holdings Inc. (“Trilon”), upon the terms and conditions set forth in the form of amalgamation agreement (the “Amalgamation Agreement”) between the Corporation, Brascan Corporation and Trilon substantially in the form of the Amalgamation Agreement attached as Appendix 2 to the Management Information Circular of the Corporation dated December 6, 2004.

(a)	☐ FOR the Special Resolution; or

(b)	☐ AGAINST the Special Resolution.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the notice of meeting and on all other matters that may properly come before the meeting. Unless otherwise specified above, the shares represented by this proxy will be voted in approval of such matter as specified in the accompanying Management Information Circular.

Name of Shareholder:

Number/Class/Series of Shares:

Date:
Signature

NOTES:

1.	If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by management of the Corporation.

2.	If the shareholder is an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a depository (such as CDS - The Canadian Depository for Securities). Non-Registered Holders should, in particular, review the sections entitled “The Meeting and General Proxy Information — Non-Registered Holders” and “The Meeting and General Proxy Information — Revocation” in the accompanying Management Information Circular and carefully follow the instructions of their intermediaries.

All registered holders of shares should refer to the accompanying Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

3.	To be valid, this proxy must be signed and deposited with the Secretary of the Corporation c/o CIBC Mellon Trust Company, Attention: Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario M5A 4K9, no later than 11:00 a.m. on December 24, 2004 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the adjournment of the meeting.

4.	A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to represent the shareholder at the meeting other than the persons designated in this proxy. To exercise this right, the shareholder should insert the name of such other person in the blank space provided and deliver the completed proxy to the Secretary of the Corporation as set out above.

5.	Section 185 of the Business Corporations Act (Ontario) (the “Act”) entitles registered shareholders of the Corporation to dissent from the special resolution approving the Amalgamation. A shareholder may only exercise the right to dissent under section 185 of the Act in respect of shares which are registered in that shareholder’s name. Shareholders, including non-registered shareholders, who wish to dissent should carefully review the section entitled “Information Regarding the Amalgamation — Right to Dissent” in, and Appendices 3 and 4 to, the Management Proxy Circular which accompanies this proxy. The failure to comply strictly with the provisions of the Act may result in the loss or unavailability of the right to dissent.

6.	If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.

7.	The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.